AR/S

P.E.
9-30-02


2002 ANNUAL REPORT

2002 ANNUAL REPORT

Union Financial Bancshares, Inc.


02067954





BEYOND ASSETS AND DEPOSITS, A BANK SHOULD HAVE A SOUL. A SPIRIT THAT DEFINES IT AND GUIDES IT, AND INSPIRES ORDINARY PEOPLE TO DO GREAT THINGS.

THE SOUL OF OUR COMPANY WAS BORN 68 YEARS AGO, IN RURAL SOUTH CAROLINA. OUR ROOTS ARE STILL THERE. THROUGH A DEPRESSION AND A WAR, WE HELPED TO BUILD A COMMUNITY. WE WORKED QUIETLY AND TIRELESSLY, ONE TO ONE WITH NEIGHBORS. WE LEARNED HUMILITY.

WE LIVE IN A DIFFERENT TIME NOW. BUT WE'VE NEVER FORGOTTEN THESE VALUES.

SO IT'S OUR NATURE TO BE CONSERVATIVE. WE WANT TO GROW, BUT AT OUR OWN PACE. OUR MISSION IS NOT TO BE BIG, BUT SIMPLY TO BE TRUSTED. TO BE A LASTING PARTNER FOR FAMILIES AND BUSINESSES THAT WANT A LITTLE EXTRA FROM A BANK. THAT'S WHAT DRIVES US TO BE OUR BEST.

THAT'S THE SOUL OF PROVIDENT COMMUNITY BANK.



One | Year | Summary*

For The Year	2002	2001	% Increase (Decrease)
	Years Ended September 30		
	(Dollars In Thousands - Except Share Amounts)		
Interest Income	$18,361	$19,018	(3.45%)
Interest Expense	(9,775)	(11,613)	(15.83%)
Net Interest Income	8,586	7,405	15.95%
Provision for Loan Losses	(990)	(240)	312.50%
Net Interest Income After Provision for Loan Losses	7,596	7,165	6.02%
Other Income	1,308	1,149	13.84%
Other Expenses	6,602	6,250	5.63%
Income Before Income Taxes	2,302	2,064	11.53%
Income Tax Expense	(558)	(721)	(22.61%)
Net Income	$1,744	$1,343	29.86%
Income Per Common Share:			
Net Income Per Common Share (Basic)	$0.90	$0.70	28.57%
Net Income Per Common Share (Diluted)	$0.86	$0.68	26.47%
Weighted Average Number of Common Shares Outstanding (Basic)	1,939,084	1,918,431	1.08%
Weighted Average Number of Common Shares Outstanding (Diluted)	2,030,040	1,971,611	2.96%
Cash Dividends Declared	$0.40	$0.40	0.00%

At Year End	2002	2001	% Increase (Decrease)
	(Dollars In Thousands)		
Total Assets	$310,968	$277,752	11.96%
Short-Term Interest-Bearing Deposits	7,385	5,694	29.70%
Investment Securities	28,913	24,170	19.62%
Mortgage-Backed Securities	88,720	64,947	36.60%
Loans (Net)	161,576	158,063	2.22%
Deposits	200,303	194,079	3.21%
Shareholders' Equity	$27,198	$24,376	11.58%

Key Ratios	2002	2001	% Increase (Decrease)
Return on Average Assets	0.59%	0.51%	15.69%
Return on Average Shareholders' Equity	7.06%	6.03%	17.08%
Operating Expense to Average Assets	2.22%	2.39%	(7.11%)

*Full financial disclosure has been made in Union Financial Bancshares Inc.'s 2002 Supplemental Annual Report.

December 2002

Dear Fellow Shareholder:

Most of us knew that 2002 would be a difficult year for our nation. The aftermath of September 11, 2001 and the tragedies it brought families, friends, and neighbors left Americans searching for answers to questions we never thought we would ask – questions regarding the safety and security of our country and the very foundations on which this nation was built. It is not surprising then that we, as Americans, found ourselves spending less time at work and more time with our families, less time worrying about trivial issues and more time focusing on what is really important. The beginning of fiscal year 2002 found consumer confidence at an all-time low and the stock market's performance was indicative of a nation in economic turmoil. Despite a year of tremendous uncertainty, Union Financial Bancshares, Inc. made great strides in its financial performance, entering new markets and launching new products in an effort to remain focused on enhancing long-term shareholder value.



"In a period of volatility and uncertainty in the stock market, Union Financial Bancshares' stock significantly outperformed the Nasdaq Bank Index and the S&P 500."

– Dwight V. Neese
President and
Chief Executive Officer

Net income for the year was $1.7 million, compared to $1.3 million in 2001, a gain of 29.86%. On a per share basis, net income (basic) for


Net Income
$0
$500
$1,343
$2,193
$1,676
$1,550
(2002) (2001) (2000) (1999) (1998)
Book Value per Share
$15
$12
$9
$6
$3
$0
$13.89
$12.66
$11.47
$10.86
$11.97
(2002) (2001) (2000) (1999) (1998)
Shareholders' Equity
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$27,198
$24,376
$21,924
$14,738
$15,300
(2002) (2001) (2000) (1999) (1998)




Operating expense to average assets
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
2.22%
2.39%
2.44%
2.43%
2.52%
(2002) (2001) (2000) (1999) (1998)

the year was $.90, a 28.57% increase over the $.70 for the previous year. On September 30, 2002, total assets had risen to $310 million, an increase of 11.96% over year-end 2001, while total deposits also showed strong gains, growing by more than $6 million to end the year at $200 million. Deposit growth occurred primarily by attracting lower cost demand deposit account relationships, accounting for nearly 30% of total deposits and shifting the Bank's focus away from longer term, higher cost certificates of deposit. Total loans grew approximately 2% from a year earlier, ending September 30 at $161 million. Commercial and consumer loan growth increased 25.97%, while provision for loan losses were $990,000 for the year, reflecting *a weakened economy and its impact on the Bank's borrowing customers.*


Assets
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$310,968
$277,752
$260,564
$205,294
$189,286
(2002) (2001) (2000) (1999) (1998)

Shareholders' equity ended the year at $27.2 million, up 12% over the $24 million at the end of fiscal 2001. In a period of volatility and uncertainty in the stock market, Union Financial Bancshares' stock significantly outperformed the Nasdaq Bank Index and the S&P 500 (see chart below).

There were other significant events that shaped the future of our Corporation during 2002. In November 2001, the Bank conducted its first client perception study to assess overall client satisfaction levels as well as product and alternative delivery usage. This research, which is more fully explained on page 8, helped


Union Financial Bancshares Stock Comparison for Fiscal 2002
150
140
130
120
110
100
90
80
70
1-Oct-01
1-Nov-01
3-Dec-01
2-Jan-02
1-Feb-02
1-Mar-02
1-Apr-02
1-May-02
3-Jun-02
1-Jul-02
1-Aug-02
3-Sep-02
UFBS
Nasdaq Bank Index
S&P 500


Loans
$200,000
$150,000
$100,000
$50,000
$0
$161,576
$158,063
$167,807
$149,401
$142,202
(2002) (2001) (2000) (1999) (1998)

us formulate comprehensive marketing plans to deepen overall relationships with our existing client base as well as set strategies for gaining market share in our existing markets. The use of the Bank's marketing customer information file software helped us communicate directly with our existing clients in an effort to assess overall client need. An example of its effectiveness was a home equity promotion held earlier this year targeted solely to the Bank's existing mortgage base that netted more than $3 million in new lines of credit in a 90-day period. Also in November, we began an overdraft privilege program called Bounce Protection that contributed significantly to fee income during 2002.


Deposits
$250,000
$200,000
$150,000
$100,000
$50,000
$0
$200,303
$194,079
$187,974
$142,624
$130,768
(2002) (2001) (2000) (1999) (1998)

In December 2001, the Corporation announced plans to expand its presence in South Carolina by adding a regional facility in York County – the seventh banking center for Provident Community Bank. Groundbreaking ceremonies were held in August and the new 10,000 square foot facility is under construction on one of the busiest intersections in Rock Hill. Anticipated opening date of the new facility is set for the spring of 2003.

Veteran York County bankers, Jim Ferguson and Lud Vaughn, were added to the corporation's senior management team earlier this year as Regional President for York County and Chief Credit Officer, respectively.

Also in December 2001, the Corporation extended an offering of $8 million of trust-preferred securities. The securities were issued by a special purpose business trust and were sold to a pooled investment vehicle sponsored by First Tennessee Capital Markets and Keefe Bruyette & Woods, Inc. in a private transaction. Proceeds from the offering will be used for overall growth and expansion efforts, particularly in York County.


Commercial and Consumer Loans
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$66,438
$52,780
$42,874
$34,447
$22,291
(2002) (2001) (2000) (1999) (1998)

New internal initiatives brought about several changes in the organizational structure of the Bank. Earlier this year, a competitive product analysis was conducted which compared the Bank's existing products and services with that of our competition. As a result, a Product Task Force, comprised of associates from all areas of the Bank, was formed to restructure and streamline the Bank's consumer and commercial product lines. In addition, a Training Committee was formed to assess the needs of all associates in the areas of sales, quality client service and product knowledge. As a result of an internal employee assessment survey, an annual training calendar is being utilized to ensure all associates receive the training they need.

Union Financial Bancshares, Inc. continued to receive much in the way of external recognition during 2002. In June, *The State* Newspaper named Union Financial to the 2002 Palmetto 50, which highlights South Carolina's most successful public companies. In August, the Wall Street Corporate Reporter, a national business publication, featured Provident Community Bank in its bi-monthly publication. And in September, Elliott Davis, in partnership with the South Carolina Chamber of Commerce, selected Union Financial Bancshares, Inc. as one of South Carolina's Fastest Growing Companies for 2002.

As always, I appreciate the interest and support you have placed in our team of dedicated associates at Union Financial. Please join us for our annual shareholders meeting in the auditorium of the University of South Carolina – Union Campus on January 29, 2003.

I look forward, with much anticipation, to a bright future as we strive to become the financial services provider of choice in the communities we serve.

Sincerely,

Dwight V. Neese
President and Chief Executive Officer

Years Ended September 30

For The Year	2002	2001	2000	1999	1998
	(Dollars In Thousands- Except Share Amounts)				
Interest Income	$18,361	$19,018	$18,555	$14,046	$13,405
Interest Expense	(9,775)	(11,613)	(11,175)	(7,698)	(7,549)
Net Interest Income	8,586	7,405	7,380	6,348	5,856
Provision for Loan Losses	(990)	(240)	(225)	(105)	--
Net Interest Income After Provision for Loan Losses	7,596	7,165	7,155	6,243	5,856
Other Income	1,308	1,149	2,580	1,192	1,038
Other Expenses	(6,602)	(6,250)	(6,352)	(4,814)	(4,447)
Income Before Income Taxes	2,302	2,064	3,383	2,621	2,447
Income Tax Expense	(558)	(721)	(1,190)	(945)	(897)
Net Income	$1,744	$1,343	$2,193	$1,676	$1,550
Income Per Common Share:[1]					
Net Income Per Common Share (Basic)	$0.90	$0.70	$1.18	$1.26	$1.17
Net Income Per Common Share (Diluted)	$0.86	$0.68	$1.16	$1.19	$1.10
Weighted Average Number of Common Shares Outstanding (Basic)	1,939,084	1,918,431	1,855,706	1,328,305	1,327,845
Weighted Average Number of Common Shares Outstanding (Diluted)	2,030,040	1,971,611	1,898,494	1,414,121	1,410,158
Cash Dividends Declared	$0.40	$0.40	$0.40	$0.37	$0.35

[1] 1999 and 1998 share and per share amounts have been restated for the 3:2 stock split occuring in February 1998 and the 5% stock dividend occurring in February 1999.

At Year End	2002	2001	2000	1999	1998
	(Dollars In Thousands)				
Total Assets	$310,968	$277,752	$260,564	$205,294	$189,286
Short-Term Interest-Bearing Deposits	7,385	5,694	4,500	2,781	1,124
Investment Securities	28,913	24,170	19,432	15,506	9,633
Mortgage-Backed Securities	88,720	64,947	47,460	17,415	19,922
Loans (Net)	161,576	158,063	167,807	149,401	142,202
Deposits	200,303	194,079	187,974	142,624	130,768
Shareholders' Equity	$27,198	$24,376	$21,924	$14,738	$15,300

Key Ratios	2002	2001	2000	1999	1998
Average Shareholders' Equity to Average Assets	8.31%	8.50%	7.78%	7.44%	8.12%
Operating Expense to Average Assets	2.22%	2.39%	2.44%	2.43%	2.52%
Book Value per Share	$13.89	$12.66	$11.47	$10.86	$11.97

*Full financial disclosure has been made in Union Financial Bancshares Inc.'s 2002 Supplemental Annual Report.



2002 | Highlights



"I'm often asked what makes Provident Community Bank different than other community banks in South Carolina. I believe it is our focus on client service that makes us different."
– Carl Mason
Chairman of the Board

Great things are rarely accomplished overnight.

It takes a clear vision and a total commitment. It requires finding and developing the right blend of people, systems, products and financial resources. It takes diligent work.

So it was in 2002 for Union Financial Bancshare's subsidiary, Provident Community Bank. Our goals were of a different nature. Our success went well beyond a positive earnings performance.

For our Bank, 2002 was about getting ready for all that is about to happen.

Several years ago we began to look at our Company with a more critical eye. We realized we had something our markets seemed to value. As competing financial institutions continued to consolidate and look beyond their natural borders, our own clients expressed an appreciation for the way we were conducting business. Ours was a "kinder, gentler" community approach to banking.

When we did grow, it was a carefully planned move into a nearby county where we felt comfortable. Our expansion wasn't so much an "assault" on a market, as it was an old fashioned housewarming.

The more things we did well for our clients, the more they asked us to do. And so we began to see ourselves in a different light. It was less about what we did ... and more about what our communities needed from a bank.

Here's what they told us. They needed smart banking products; extended convenience; better access to their bank and to their money. They needed intelligent investment products and advice. They needed a bank that understood and could effectively respond to the needs of South Carolina business owners, who invested heart and soul and money into their own small stake of the American dream.

| A Change In Philosophy |

So we set out to change the way we did business, evolving philosophically from our 60-plus year roots as a thrift toward new opportunities as a progressive financial institution. We began by weaning ourselves from the rate-risk mortgage market to concentrate on generating the stable cash flow necessary to support the commercial lending initiative. Our focus went from short-term "fast money" to core earnings derived from long-term relationships.

We made smart moves to operate more efficiently and autonomously. Data processing was brought in house, ensuring a savings of $1 million over the next five years. Provident was one of fifty mid-market financial institutions nationwide selected to participate in a Trust Preferred Capital Offering, generating $8 million of low-cost capital to fuel future growth and expansion into new markets. We quadrupled our loan-loss reserve to nearly $1 million, a necessary part of growing our commercial loan portfolio.



"We are committed to building long-term, lasting partnerships with our clients. We are big enough to offer creative solutions, but small enough to provide the kind of service our clients have come to expect from us."

– Lud Vaughn
Senior Vice President
Chief Credit Officer

Needing a seasoned pro to take Provident from an emerging commercial lending institution to a strong market contender in each of our communities, we asked Lud Vaughn to join our banking family as Senior Vice President and Chief Credit Officer. After 28 years of extensive "big bank" commercial banking experience, mostly spent in the York County market, Lud was ready for a new challenge on a very different scale. Since coming on board in early 2002, his positive impact has already been felt, particularly with the installation of vital new commercial loan internal systems. Lud has also spearheaded the drive to bring Provident's commercial services associates to a new level of expertise and efficiency.

| Moving Forward: York County |

By design, the year brought no new acquisitions, which dig deep into a bank's earnings. Instead, we announced our intentions of opening a new regional banking center for York County in early 2003.

The reasoning was obvious. York County is a progressive, booming market, boasting the second fastest growth rate in the state from 1990-1999. We believe that residents of the area will continue to see York County's outstanding schools and exceptional quality of life as an appealing alternative to Charlotte's staggering sprawl.

This *de novo* entry into York County represents an unmistakable turning point for our Bank. Quite obviously, the stakes are much higher. We recognize that simply opening an office in a high growth market is no guarantee of sustainable success. Competition among York County financial institutions for consumer and commercial business is intense. Having said that, there is much to be gained if we're focused and nimble ... hard-working, yet patient.

We're already beginning to see some of the potential of this dynamic market. Working from a temporary office, Provident has parlayed a positive new attitude and a vigorous work ethic into several high profile commercial loans, including a partnership with the Rock Hill Economic Development Corporation and a private developer to build the new Antrim Business Park.

A quick glance at the financial summaries underlines a highly successful year within Provident's retail banking area. But 2002 was about more than just making money.



"Naturally, we are excited about our expansion into York County. I believe we possess the right mix of experienced people and innovative products and services to exceed client expectations."
– Jim Ferguson
Regional President,
York County



Conveniently located on the city's northeast side, the new 10,000-square-foot Rock Hill Regional Banking Center will be the anchor for Provident's launch into the growing York County area.

A Self-Examination ... And What It Told Us

For the first time in many years, we conducted an extensive market study in each of our communities with an independent marketing firm. Over 8,000 surveys were mailed to residents of Fairfield, Laurens, Union and York counties to gauge client satisfaction with Provident, and to compare the quality of our service to that of our competition.

We learned that we were doing a good job of meeting client expectation for courteous, prompt and helpful service. But just being "good" isn't our goal. For our Bank to fulfill its mission, we have to break through status quo and establish new standards for client service and satisfaction. Realizing this, we have initiated an ongoing comprehensive training program for all associates who have direct client contact. We will periodically assess our performance, through future surveys and "mystery shopper" evaluations.

We never want to lose the folksy personality for which Provident Community Bank is known. By nature, we're not a pretentious group. But we do aspire to bring a pleasing blend of personal charm and professionalism to our jobs everyday.

This self-examination helped us pinpoint several other imperatives:

- Provident lacked a systematic way to quantify which households were using what specific bank services, making it difficult to effectively market other products to existing clients.
- Our banking products needed to be streamlined. We saw an opportunity to eliminate internal redundancies and offer our clients a higher grade of convenience, information and value.
- Our "products-to-client" ratio caused us to rethink how we could present a more targeted array of financial services to prospective clients at the point of sale. The more helpful services we can provide, the better our opportunity is to serve as a lifelong financial partner.

Strategic Initiatives

Sooner or later, every merchant learns that its best prospect for new business is its existing customer. This is especially true in banking. The need to effectively quantify product utilization on a household level led us to purchase an integrated MCIF (Marketing Customer Information File) system. The point wasn't necessarily to learn what services a client currently has; it's to help us identify what he or she doesn't have ... and therefore, help us effectively (and efficiently) develop customized communications to introduce the right products to the right people.

Products are the life-blood of a bank. Although we're in the final stages of planning for a completely redesigned line-up of progressive services for 2003, Provident did introduce two extremely well received products during FY 2002. **Check Manager**'s advanced check imaging



"During the 15 years I have been associated with Provident, I have watched the bank grow from one location in Union to seven locations in four counties. The growth of the bank has been dynamic, particularly in recent years, and Provident's commitment to its clients, associates and communities has remained unchanged."

– Lori Patrick
Union City Executive

technology provides our clients with a system for organizing their banking records that's light years ahead of the "shoebox" system of check storage. The other new service, **Bounce Protection**, is a kind of safety net in the event of an overdrawn account. Bounce Protection keeps the issue of insufficient funds a confidential matter between the client and our Bank, saving the client money and embarrassment because we cover the amount to the payee until the account is brought back to positive status.

To improve our in-bank presentations, we're looking into various high-tech point-of-sale systems that will let walk-in prospects navigate through products and services that are most relevant to their needs. Once implemented, this interactive display will create better opportunities for our Bank to develop a deeper and more permanent client relationship.



"Provident has served the Laurens County market for five years focusing on quality products, professional service, and personal attention – like a true community bank."
– Jeff Thompson
Laurens City Executive

It's Nice To Be Noticed

For a $310 million bank in Upstate South Carolina, we seem to attract a good deal of attention ... which would suggest we're doing something right.

Year 2002 earned Provident another prestigious spot on The State's "Palmetto 50" listing of South Carolina's leading publicly traded companies. In addition, respected regional CPA firm Elliott Davis LLC, in conjunction with the South Carolina Chamber of Commerce, selected Provident as a finalist for its "Fastest Growing Companies in South Carolina" awards.

Positive press to the investment community continued in 2002, highlighted by an extensive interview with bank president Dwight Neese in the *Wall Street Corporate Reporter.* The piece touches on virtually every aspect of Provident's business, from the economic climate of Upstate South Carolina, to our growth strategy for the future.



| The Stage Is Set |

This has been a year of diligent work, investing in virtually every aspect that impacts the quality of Provident Community Bank. In 2003, we will see the early signs that the investments are paying rich dividends to our shareholders and clients.

We'll work from a solid foundation to develop a focused, energetic commercial services staff, as we become a preferred bank for small and mid-sized business relationships. We'll introduce our clients to new products, with exceptional presentation. We'll bring consumers into instant contact with our bank through a far-reaching online banking program. We'll upfit our banking centers with new graphic touches that explain and enhance our brand.

And we expect to see all of the new enhancements come together in York County, where we're hand-selecting the area's most dynamic team to take banking to a new level of progressive thinking and warm personal service.

Great challenges. Incredible opportunities.

We're ready.



"As an associate of Provident Community Bank, I have a high level of respect for my fellow associates as well as the clients we serve. We have a commitment to offering the highest quality client service and it is this dedication to quality that differentiates us from our competition."

– Susan Taylor
Winnsboro City Executive



Provident's unique blend of personal charm and professionalism makes us what we are. A helpful Client Relations Specialist, such as Monique Sparks from our Winnsboro banking center, greets each visitor with a smile.

Board of Directors

Mason G. Alexander
Director, Kanuga Conference
Retired Banker

James W. Edward
Dean of Academics, USC-Union

William M. Graham
Owner, Graham's Florist

Louis M. Jordan
President, Jordan's Ace Hardware, Inc.

Carl L. Mason
Chairman
Retired

John S. McMeekin
President, Winnsboro Furniture Company

Dwight V. Neese
President and Chief Executive Officer
Provident Community Bank

Philip C. Wilkins, DMD
Dentist

Leadership Team

Carolyn H. Belue
Vice President
Operational Administration Manager

Richard H. Flake
Executive Vice President
Chief Financial Officer

Jim Ferguson
Senior Vice President
Regional President

Lisa G. Morris
Vice President
Human Resources Manager

Dwight V. Neese
President
Chief Executive Officer

Caroline T. Thomas
Vice President
Retail Banking and Marketing Manager

Lud W. Vaughn
Senior Vice President
Chief Credit Officer

Wanda J. Wells
Vice President & Corporate Secretary
Shareholder Relations Officer

Gerald B. Wyatt
Vice President
Commercial Relationship Manager



L-R: Caroline Thomas, Gerald Wyatt, Carolyn Belue, Lisa Morris, Dwight Neese, Wanda Wells, Lud Vaughn, Jim Ferguson, Richard Flake

It would be our pleasure to introduce Provident Community Bank and Provident Financial Services to you at any of our convenient banking centers listed below.

For a comprehensive overview of our mission, our products, current rates and other helpful information, please visit us online at *www.provcombank.com*. General questions and other correspondence can be emailed to *info@provcombank.com*.

Laurens Banking Center & ATM
206 Hillcrest Drive
Laurens, SC 29360
864-984-2531
Contact: Libby Burroughs
email: lburroughs@provcombank.com

Rock Hill Office (temporary)
1050 Oakland Avenue
Rock Hill, SC 29732
803-325-9400
Contact: Jim Ferguson
email: jferguson@provcombank.com

Duncan By-Pass Banking Center & ATM
502 North Duncan By-Pass
Union, SC 29379
864-429-1890
Contact: Lori Patrick
email: lpatrick@provcombank.com

Winnsboro By-Pass Banking Center & ATM
801 Hwy 321 By-Pass South
Winnsboro, SC 29180
803-635-5589
Contact: Susan Taylor
email: staylor@provcombank.com

Jonesville Banking Center & ATM
934 Forest Street
Jonesville, SC 29353
864-674-6502
Contact: Bunny Boyd
email: bboyd@provcombank.com

Union Main Banking Center
203 West Main Street
Union, SC 29379
864-427-9000
Contact: Renea King
email: rking@provcombank.com

Congress Street Banking Center
110 South Congress Street
Winnsboro, SC 29180
803-635-5536
Contact: Cindy Albert
email: calbert@provcombank.com

Operations Center
600 North Duncan By-Pass
Union, SC 29379
864-429-2320
Contact: Carol Whitener
email: cwhitener@provcombank.com

Provident Financial Services
203 West Main Street
Union, SC 29379
864-429-2318 (in the Union, SC area)
Toll Free 888-427-9002
(outside of the Union area)
Contact: Jimmy Wallace
email: jmwallace@provcombank.com



Corporate | Information

Common Stock Information

Union Financial Bancshares, Inc.'s common stock is quoted on the Nasdaq National Market under the symbol UFBS. As of September 30, 2002, there were 783 shareholders of record and 1,924,478 shares of common stock issued and outstanding.

Dividend Reinvestment and Stock Purchase Plan

The Corporation has a dividend reinvestment program that allows shareholders to purchase additional shares with corporate dividends. To receive more information, please contact the Shareholder Relations Officer at the corporate address.

10-KSB Information

A copy of the Form 10-KSB filed with the Securities and Exchange Commission will be furnished to shareholders, without charge, upon written request to the Corporate Secretary, Union Financial Bancshares, Inc., 203 West Main Street, Union, South Carolina 29379.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will convene at the Main Street Auditorium of the University of South Carolina, Union Campus, Union, South Carolina on January 29, 2003 at 2:00 p.m.

Corporate Office
203 West Main Street
Union, South Carolina 29379
(888) 427-9002

Independent Certified Public Accountants
Elliott Davis, LLC
870 South Pleasantburg Drive
Greenville, South Carolina 29607-6286
(864) 242-3370

General Counsel
Nelson Mullins Riley & Scarborough
104 South Main Street, Suite 900
Greenville, South Carolina 29601
(864) 250-2300

Special Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, DC 20016
(202) 362-0840

Stock Information
Keefe, Bruyette & Woods, Inc.
Three James Center
1051 East Cary Street, Suite 1415
Richmond, Virginia 23219
(800) 342-5529

Trident Securities, Inc.
4601 Six Forks Road
Raleigh, North Carolina 27609
(800) 222-2618

First Union Securities
P.O. Box 10586
Greenville, South Carolina 29603
(800) 695-5104

Transfer Agent
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 456-0596

Shareholder Relations Officer
Wanda J. Wells
Union Financial Bancshares, Inc.
203 West Main Street
Union, South Carolina 29379
(864) 429-1861



Union Financial Bancshares, Inc.
Corporate Office
203 West Main Street
Union, South Carolina
29379-0866
864.427.9000

Union Financial Bancshares, Inc.
2002 Supplemental Annual Report


DEC 2 7 2002
1086

TABLE OF CONTENTS

BUSINESS

Union Financial Bancshares, Inc. ("Union Financial") is the savings and loan holding company for Provident Community Bank, ("the Bank"). Union Financial engages in no significant activity other than holding the stock of the Bank and engaging in certain passive investment activities. Union Financial and the Bank are collectively referred to as "the Corporation" in this annual report.

The Bank is a federally-chartered capital stock savings bank headquartered in Union, South Carolina. The Bank, originally chartered in 1934, is a member of the Federal Home Loan Bank System ("FHLB"). Its deposits are insured to the maximum limits allowable by the Federal Deposit Insurance Corporation ("FDIC").

The business of the Bank consists primarily of attracting deposits from the general public and originating loans on properties located in South Carolina. In addition to residential mortgage loans, the Bank also makes consumer and commercial loans, commercial real estate loans, and construction loans, invests in federal government and agency obligations and purchases fixed and variable rate mortgage participation certificates. The principal sources of funds for the Bank's lending and investing activities include deposits received from the general public and advances from the FHLB. The Bank's principal expenses are interest paid on deposit accounts and other borrowings and expenses incurred in the operation of the Bank. The Bank's operations are conducted through its main office and five full-service banking centers, all of which are located in the upstate area of South Carolina.

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth selected financial data of the Corporation for the periods indicated.

Operations Data:

	Years Ended September 30,				
	2002	2001	2000	1999	1998
	(Dollars In Thousands - Except Share Amounts)				
Interest income	$18,361	$19,018	$18,555	$14,046	$13,405
Interest expense	(9,775)	(11,613)	(11,175)	(7,698)	(7,549)
Net interest income	8,586	7,405	7,380	6,348	5,856
Provision for loan losses	(990)	(240)	(225)	(105)	--
Net interest income after provision for loan losses	7,596	7,165	7,155	6,243	5,856
Other income	1,308	1,149	2,580	1,192	1,038
Other expense	(6,602)	(6,250)	(6,352)	(4,814)	(4,447)
Income before income taxes	2,302	2,064	3,383	2,621	2,447
Income tax expense	(558)	(721)	(1,190)	(945)	(897)
Net income	$1,744	$1,343	$2,193	$1,676	$1,550
Income per common share: (1)					
Net income per common share (Basic)	$0.90	$0.70	$1.18	$1.26	$1.17
Net income per common share (Diluted)	$0.86	$0.68	$1.16	$1.19	$1.10
Weighted average number of common shares outstanding (Basic)	1,939,084	1,918,431	1,855,706	1,328,305	1,327,845
Weighted average number of common shares outstanding (Diluted)	2,030,040	1,971,611	1,898,494	1,414,121	1,410,158

(1) *1999 and 1998 share and per share amounts have been restated for the 3:2 stock split in February 1998 and the 5% stock dividend in February 1999.*

Financial Condition:

	September 30,				
	2002	2001	2000	1999	1998
	(Dollars In Thousands)				
Total amount of:					
Assets	$310,968	$277,752	$260,564	$205,294	$189,286
Short-term interest-bearing deposits	7,385	5,694	4,500	2,781	1,124
Investment securities	28,913	24,170	19,432	15,506	9,633
Mortgage-backed securities	88,720	64,947	47,460	17,415	19,922
Loans (net)	161,576	158,063	167,807	149,401	142,202
Deposits	200,303	194,079	187,974	142,624	130,768
Advances from Federal Home Loan Bank and other borrowings	57,000	46,007	47,687	46,503	41,441
Securities sold under agreement to repurchase	17,000	11,000	--	--	--
Corporate obligated floating rate capital securities	8,000	--	--	--	--
Shareholders' equity	27,198	24,376	21,924	14,738	15,300
Number of:					
Real estate loans outstanding	1,503	1,783	2,216	1, 411	1,651
Deposit accounts	19,506	20,499	22,418	18,865	17,686
Banking centers	6	6	7	5	4

Other Selected Data:

	Years Ended September 30,				
	2002	2001	2000	1999	1998
Interest rate spread during the year	2.97%	2.98%	3.02%	3.36%	3.09%
Net yield on average interest-earning assets	3.08%	3.08%	3.10%	3.46%	3.42%
Return on average assets	0.59%	0.51%	0.85%	0.85%	0.87%
Return on average shareholders' equity	7.06%	6.03%	10.92%	10.96%	10.77%
Dividend payout ratio	44.55%	57.03%	26.13%	29.46%	30.08%
Operating expense to average assets	2.22%	2.39%	2.44%	2.43%	2.52%
Ratio of average shareholders' equity to average assets	8.31%	8.50%	7.78%	7.44%	8.12%
Cash dividends declared and paid per share of common stock (1)	$0.40	$0.40	$0.40	$0.37	$0.35

(1) *1999 and 1998 share and per share amounts have been restated for the 3:2 stock split in February 1998 and the 5% stock dividend in February 1999.*

Critical Accounting Policies

The Corporation has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of financial statements. The significant accounting policies of the company are described in the footnotes to the consolidated financial statements at September 30, 2002.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Corporation.

The Corporation believes the allowance for loan losses is a critical accounting policy that requires significant judgments and estimates used in preparation of consolidated financial statements. Refer to the discussion under Allowance for Loan Losses section of this report for a detailed description of the Corporation's estimation process and methodology related to the allowance for loan losses.

Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this report contain certain "forward-looking statements" concerning the future operations of the Corporation. Management desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing the Corporation of the protections of such safe harbor with respect to all "forward-looking statements" contained in the Annual Report. The Corporation has used "forward-looking statements" to describe future plans and strategies. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the Corporation's market area and the country as a whole, the ability of the Corporation to control costs and expenses, the products and pricing of its competitors, loan delinquency rates, and changes in federal and state regulation. These factors should be considered in evaluating the "forward-looking statements", and undue reliance should not be placed on such statements.

Asset and Liability Management

The Corporation is committed to following a program of asset and liability management in an effort to manage the fluctuations in earnings caused by movements in interest rates. A significant portion of the Corporation's income results from the spread, or net interest income, between the yield realized on its interest-earning assets and the rate of interest paid on its deposits and other borrowings. Differences in the timing and volume of repricing assets versus the timing and volume of repricing liabilities expose the Corporation to interest rate risk. Management's policies are directed at minimizing the impact on earnings of movements in interest rates.

The Corporation's Asset/Liability Committee makes weekly pricing and marketing decisions on deposit and loan products in conjunction with managing the Corporation's interest rate risk. The Asset/Liability Committee reviews the Bank's securities portfolio, FHLB advances and other borrowings as well as the Bank's asset and liability policies.

The Corporation has more interest-rate sensitive liabilities than assets. Thus, it enjoys an increasing net interest rate spread during periods of falling interest rates. The Corporation experiences a shrinking net interest rate spread in a rising interest rate environment. However, the Corporation continues to work to shorten the average life of its assets and to extend the term on its liabilities in an effort to help minimize the effects of rising interest rates.

The Corporation has established policies and monitors results to control interest rate sensitivity. Although the Corporation utilizes measures such as static gap, which is simply the measurement of the difference between interest-sensitive assets and interest-sensitive liabilities repricing for a particular time period, just as important a process is the evaluation of how particular assets and liabilities are impacted by changes in interest rates or selected indices as they reprice. Asset/liability modeling techniques are utilized by the Corporation to assess varying interest rate and balance sheet mix assumptions.

At September 30, 2002, the Corporation's exposure to interest rate risk, as calculated by the Office of Thrift Supervision (OTS) and measured by the impact of changing interest rates on the Net Portfolio Value ("NPV"), was as follows:

	Rate Environment		
	Minus 100 Basis Points	Base *(In Thousands)*	Plus 200 Basis Points
Estimated Market Value of Assets	$319,620	$317,292	$307,154
Estimated Market Value of Liabilities	$289,649	$286,068	$277,718
NPV	$ 29,971	$ 31,224	$ 29,435
Increase/(Decrease) in NPV	($ 1,253)	$ --	($ 1,789)

The analysis above indicates that the Corporation would be negatively affected by an increase in interest rates and positively affected by a decrease in interest rates.

Yields Earned and Rates Paid

The Corporation's pretax earnings depend primarily on its net interest income, the difference between the income it receives on its loan portfolio and other investments and its cost of funds, consisting primarily of interest paid on savings deposits and borrowings. Net interest income is affected by the average yield on interest-earning assets, the average rate on interest-bearing liabilities, and the ratio of interest-earning assets to interest-bearing liabilities.

The following table sets forth, at or for the periods and dates indicated, the weighted average yields earned on the Corporation's interest-earning assets, the weighted average interest rates paid on the Corporation's deposit accounts and borrowings, the interest rate spread and net yield on interest-earning assets.

	At September 30,	Years Ended September 30		
	2002	2002	2001	2000
Average yield on earnings assets:				
Loans	7.17%	7.58%	8.85%	8.31%
Investments (1)	4.05%	5.47%	5.92%	6.27%
Mortgage-backed securities	4.44%	4.52%	5.94%	5.84%
Total interest-earning assets	5.91%	6.58%	7.92%	7.79%
Less:				
Average rate paid on deposits	2.54%	3.06%	4.70%	4.53%
Average rate paid on borrowings	4.94%	5.04%	5.92%	5.67%
Average Cost of Funds	3.24%	3.61%	4.94%	4.77%
Average interest rate spread	2.67%	2.97%	2.98%	3.02%
Net yield on average interest-earning assets	2.98%	3.08%	3.08%	3.10%

(1) *Includes investment securities, federal funds sold, interest-bearing time deposits, overnight interest-bearing deposits and Federal Home Loan Bank stock.*

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by prior rate); (2) changes in rate (changes in rate multiplied by prior volume); and (3) the total. The net change attributable to the combined impact of rate and volume has been allocated to rate and volume variances consistently on a proportionate basis.

	Years Ended September 30,					
	2002 vs. 2001			2001 vs. 2000		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in Thousands)					
Change in interest income:						
Loans	$126	($2,094)	($1,968)	($1,665)	$880	($785)
Mortgage-backed securities	1,465	(346)	1,119	1,143	47	1,190
Investments	761	(569)	192	155	(97)	58
Total interest income	2,352	(3,009)	(657)	(367)	830	463
Change in interest expense:						
Deposits	397	(3,217)	(2,820)	143	312	455
Borrowings and other	1,642	(660)	982	(133)	116	(17)
Total interest expense	2,039	(3,877)	(1,838)	10	428	438
Change in net interest income	$313	$868	$1,181	($377)	$402	$25

RESULTS OF OPERATIONS

Comparison of Years Ended September 30, 2002 and September 30, 2001

General

Net income increased $401,000 from $1,343,000 in fiscal 2001 to $1,744,000 in fiscal 2002. Earnings per share were $.90 per share (basic) and $.86 per share (diluted) for the year ended September 30, 2002 compared to $.70 per share (basic) and $.68 per share (diluted) for the same period in 2001. The increase in net income was due to higher net interest income as a result of lower funding costs and higher fee income from new fee generation programs implemented during the current fiscal year.

Interest Income

Total interest income decreased $657,000, or 3.45%, from $19,018,000 in fiscal 2001 to $18,361,000 in fiscal 2002. Interest income on loans decreased $1,968,000, or 13.58%, from $14,487,000 in fiscal 2001 to $12,519,000 in fiscal 2002 due primarily to the reduction of loan rates as a result of the declining interest rate environment that was experienced during the prior two fiscal years. The Corporation's continued focus on variable and primed-based lending resulted in net growth in consumer/commercial loans of 46.31% while net residential mortgage loans declined 15.84%. Interest income on investment and mortgage-backed securities increased $1,311,000, or 28.93%, from $4,531,000 in fiscal 2001 to $5,842,000 in fiscal 2002. The increase was due primarily to purchases of investment and mortgage-backed securities made during the current fiscal year, offset by lower rates due to a lower market interest rate environment.

Interest Expense

Interest expense decreased 15.83% to $9,775,000 for fiscal 2002 from $11,613,000 for fiscal 2001. Interest expense decreased $2,820,000 for deposits and increased $982,000 for other borrowings and trust preferred corporate obligations. Interest expense for deposits decreased due primarily to lower deposit rates from a declining interest rate environment. In addition, the Corporation increased lower-cost transaction account balances by 21.1% while traditional higher-cost certificate of deposit account balances declined 1.1%. Interest expense on other borrowings increased due to a higher level of borrowings that were utilized to fund growth, offset by lower interest rates during the fiscal year. The Corporation also extended borrowing terms during the current fiscal year to improve interest rate risk. The Corporation also recorded $365,000 for the fiscal year for interest expense on the trust preferred securities that were issued on December 18, 2001.

Provision for Loan Loss

Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio. The provision for loan loss calculation includes a segmentation of loan categories subdivided by residential mortgage, commercial and consumer loans. Each category is risk rated for all loans including performing groups. The weight assigned to each performing group is developed from a three-year historical average loan loss experience ratio and as the loss experience changes, the category weight is adjusted accordingly. In addition to loan loss experience, management's evaluation of the loan portfolio will include the market value of the underlying collateral, growth and composition of the loan portfolio, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically, and the allowance for loan losses is adjusted accordingly. The provision for loan losses increased from $240,000 in fiscal 2001 to $990,000 in fiscal 2002. The increased provision reflects the Corporation's continued movement from longer term, fixed rate residential loans to shorter term, floating rate consumer and commercial loans. Consumer and commercial loans carry higher risk weighted rates in the reserve calculation as compared to residential mortgage loans. The provision also reflects that during the current fiscal year, non-performing loans increased $1,071,000 from $795,000 at September 30, 2001 to $1,866,000 at September 30, 2002. At and for the years ended September 30, 2002 and 2001, impaired loans totaled $809,293 and $121,075 respectively. The fiscal year 2002 total includes one commercial loan that was written down from the original loan balance of approximately $1,000,000 to $500,000 due to a reassessment of collateral values. See Note 3 of Consolidated Financial Statements for an analysis of loans.

The Corporation experienced bad debt charge-offs, net of recoveries, of approximately $699,000 in fiscal 2002 compared to $520,000 for fiscal 2001. The increase in bad debt charge-offs over the previous year includes approximately $500,000 from one commercial loan that was written down to the current fair market value as a result of a reassessment of underlying collateral. The allowance for loan losses to total loans at the end of fiscal 2002 was .83% compared to .67% at the end of fiscal 2001. The allowance for loan losses to non-performing loans at the end of fiscal 2002 was 73.47% compared to 135.85% at the end of fiscal 2001.

Non-Interest Income

Non-interest income increased 13.84% to $1,308,000 for the year ended September 30, 2002 from $1,149,000 for the year ended September 30, 2001. Service charges and fees increased $584,000 to $1,512,000, primarily due to the development of new fee income programs that were implemented during the first quarter of the 2002 fiscal year. Loan servicing fee costs increased $64,000 to $(167,000) for the year ended September 30, 2002 from $(103,000) for the year ended September 30, 2001. Higher loan prepayments during fiscal years 2001 and 2002 resulted in servicing rights amortization expense exceeding service fee income. Gain (loss) on sale of loans and investments decreased $361,000 to $(37,000) during the year ended September 30, 2002 from $324,000 for the year ended September 30, 2001. The Corporation phased out its wholesale mortgage operation during the third quarter of fiscal year 2001 and no longer actively sells loans into the secondary market. The loss on sale of investments for the current year was the result of the sale of investments with higher interest rate sensitivity and therefore the sale will improve interest rate exposure for the Corporation.

Non-Interest Expense

Non-interest expense increased 5.63% to $6,602,000 in fiscal 2002 from $6,250,000 in fiscal 2001. Compensation and employee benefits decreased 1.45% or $42,000 from fiscal 2001 to fiscal 2002 due primarily to the staff reductions from the phase out of the wholesale mortgage operation that occurred during the third quarter of the previous fiscal year. Occupancy and equipment expenses increased 17.60%, or $235,000, from fiscal 2001 to fiscal 2002 due to higher depreciation and equipment expense as a result of a new branch opening in the fourth quarter of the previous year. In addition, the Corporation also implemented statement imaging that increased data processing costs while reducing postage costs. Professional services expense increased 27.70%, or $104,000, from fiscal 2001 to fiscal 2002 due to higher usage of external consultants for loan operations along with higher audit and legal expenses.

Income Tax Expense

The overall effective income tax rate for the Corporation was 24.24% for the twelve month period ended September 30, 2002 compared to 34.93% for the same period in 2001. The reduction was due to increased investments in government municipal securities totaling $14,597,000 at September 30, 2002 compared to $9,726,000 at September 30, 2001. The municipal securities as of September 30, 2001 were purchased in the fourth quarter of fiscal year 2001 and therefore did not reflect the reduction in the effective tax rate as compared to the current fiscal year.

Comparison of Years Ended September 30, 2001 and September 30, 2000

General

Net income decreased $850,000 from $2,193,000 in fiscal 2000 to $1,343,000 in fiscal 2001. Earnings per share were $.70 per share (basic) and $.68 per share (diluted) for the year ended September 30, 2001 compared to $1.18 per share (basic) and $1.16 per share (diluted) for the same period in 2000. The decrease in net income was due to reduced mortgage loan service fees and lower gain on sale of mortgage loans. A sale of the Bank's mortgage loan servicing portfolio that was completed during the fourth quarter of fiscal 2000 contributed $700,000 to non interest income in fiscal 2000. As a result of this sale, the Company phased out its wholesale mortgage unit during the third quarter of fiscal 2001.

Interest Income

Total interest income increased $463,000 or 2.50%, from $18,555,000 in fiscal 2000 to $19,018,000 in fiscal 2001. Interest income on loans decreased $785,000, or 5.14%, from $15,272,000 in fiscal 2000 to $14,487,000 in fiscal 2001 due primarily to the reduction of the loan portfolio as a result of lower residential mortgage loan production. The reduction in income due to lower residential loan production was somewhat offset by growth in higher yielding commercial loans. Interest income on investment and mortgage-backed securities increased $1,248,000, or 38.01%, from $3,283,000 in fiscal 2000 to $4,531,000 in fiscal 2001. The increase was due primarily to purchases of investment and mortgage-backed securities made during fiscal 2001.

Interest Expense

Interest expense increased 3.92% to $11,613,000 for fiscal 2001 from $11,175,000 for fiscal 2000. Interest expense increased $455,000 for deposits and decreased $17,000 for other borrowings. Interest expense for deposits increased due to the growth in deposits along with higher rates on certificates of deposits at the beginning of the year. Interest expense on other borrowings decreased due to higher rates as a result of longer term maturities offset by lower average balances throughout fiscal 2001 as compared to fiscal 2000.

Provision for Loan Losses

The provision for loan losses increased from $225,000 in fiscal 2000 to $240,000 in fiscal 2001. See Note 3 of Consolidated Financial Statements for an analysis of loans.

The Corporation experienced bad debt charge-offs, net of recoveries, of approximately $520,000 in fiscal 2001 compared to $150,000 for fiscal 2000. The increase in bad debt charge-offs over the previous year includes approximately $210,000 from two commercial loan customers that filed for bankruptcy. The allowance for loan losses to total loans ratio at the end of fiscal 2001 was .67% compared to .80% at the end of fiscal 2000. Nonperforming assets which includes repossessed assets and loans on non accrual decreased to $915,000 at September 30, 2001 from $1,579,000 at September 30, 2000.

Non-Interest Income

Non-interest income decreased 55.47% to $1,149,000 for the year ended September 30, 2001 from $2,580,000 for the year ended September 30, 2000. Service charges and fees decreased $310,000 to $928,000, primarily due to a reduction in production from Provident Financial Services, a wholly-owned subsidiary of Provident Community Bank. Provident Financial Services, which offers brokerage services, had experienced an increase in its business in 2000 which decreased in fiscal 2001 due to changing economic conditions for brokerage relationships. Loan servicing fees (net) decreased $454,000 to $(103,000) for the year ended September 30, 2001 from $351,000 for the year ended September 30, 2000. The reduction in loan servicing fees (net) was due to the sale of the loan servicing rights that was completed on September 30, 2000. In addition, higher loan prepayment speeds for fiscal 2001 resulted in servicing rights amortization expense exceeding service fee income. Gain on sale of loans and investments decreased $667,000 to $324,000 during the year ended September 30, 2001 from $991,000 for the year ended September 30, 2000. During fiscal 2000, the Corporation sold approximately $250 million of servicing rights resulting in a pre-tax gain of approximately $700,000.

Non-Interest Expense

Non-interest expense decreased 1.61% to $6,250,000 in fiscal 2001 from $6,352,000 in fiscal 2000. The Company phased out its wholesale mortgage unit in fiscal 2001, completing the process during the third quarter. Compensation and employee benefits decreased 7.57% or $238,000 from fiscal 2000 to fiscal 2001 due primarily to the staff reductions from the phase out of the mortgage operation. Occupancy and equipment expenses decreased 6.32% or $90,000 from fiscal 2000 to fiscal 2001 due to expense reductions realized from the previous fiscal year data processing conversion. Professional services expense increased 23.76% or $72,000 from fiscal 2000 to fiscal 2001 due to higher usage of external consultants for loan operations. Other operating expenses increased 10.40% or $154,000 from fiscal 2000 to fiscal 2001 due to increases in amortization of intangibles, postage, telephone, liability insurance and expenses associated with shareholder relations.

Financial Condition, Liquidity and Capital Resources

Financial Condition

Assets

At September 30, 2002, the Corporation's assets totaled $310,968,000, an increase of $33,216,000, or 11.96%, as compared to $277,752,000 at September 30, 2001. Investment and mortgage-backed securities increased $28,516,000 to $117,633,000 from $89,117,000 at September 30, 2001. The increase in securities was funded by the additional $8,000,000 capital that was received through the trust preferred capital offering that was completed on December 18, 2001. During the quarter ended June 30, 2002, management determined that a reclassification of the held to maturity securities was necessary in order to achieve certain interest rate risk management goals. This transfer was determined to be necessary due to the volatility in interest rates during the most recent 12-15 month period as management reclassified $9,500,000 (amortized cost) of mortgage-backed securities to available for sale in order to sell them and restructure the Corporation's interest rate risk profile. In addition, management reclassified $8,500,000 (amortized cost) of additional securities as available for sale. This transfer was done to comply with the

FASB's position that following transfers of held to maturity securities for any purpose other than under unusual and unforeseen circumstances, any remaining held-to-maturity securities should be reclassified to available-for-sale. At the time of the reclassification, the net unrealized gain on the securities included in equity was $131,000.

Total loans, net, increased $3,513,000, or 2.22%, to $161,576,000 from $158,063,000 at September 30, 2001. The net change in the loan portfolio balance includes a reduction in residential mortgage loans that reflects the Corporation's movement toward higher yielding consumer and commercial loans that are intended to provide improvements in interest rate risk exposure. Consumer and commercial loans outstanding during this period increased $19,896,000, or 46.31%, while outstanding residential mortgage loans decreased $16,139,000 or 15.84%.

Liabilities

Total liabilities increased $30,394,000, or 12%, to $283,770,000 at September 30, 2002 from $253,376,000 at September 30, 2001.

Total deposits increased $6,224,000, or 3.21%, from $194,079,000 at September 30, 2001 to $200,303,000 at September 30, 2002. The growth was a result of various deposit promotion programs with continued emphasis on increasing core deposits. Borrowings from the Federal Home Loan Bank (FHLB) increased $10,993,000, or 23.89%, to $57,000,000 at September 30, 2002 from $46,007,000 at September 30, 2001. Securities sold under agreements to repurchase were $17,000,000 at September 30, 2002 compared to $11,000,000 at September 30, 2001. Securities sold under agreement to repurchase were a lower cost funding alternative during this period compared to Federal Home Loan Bank advances. The increases in borrowings from FHLB and securities sold under agreement to repurchase were utilized to fund additional growth for the Corporation. Other liabilities decreased $886,000, or 58.60%, to $626,000 at September 30, 2002 from $1,512,000 at September 30, 2001 due to the payment of state and federal income taxes.

Shareholders' Equity

At September 30, 2002, the Corporation's shareholder equity totaled $27,198,000, an increase of $2,822,000, or 11.58%, as compared to $24,376,000 at September 30, 2001. In addition to $1,744,000 of net income after dividends of $777,000, available for sale securities mark to market, net of tax improved $1,603,000 from ($182,000) at September 30, 2001 to $1,421,000 at September 30, 2002.

Corporate obligated floating rate capital securities

On November 14, 2001, the Corporation established the Union Financial Statutory Trust as a business trust for the purpose of issuing trust preferred securities in a private placement conducted as part of a pooled offering sponsored by First Tennessee Capital Markets and Keefe Bruyette & Woods, Inc. On December 18, 2001, the Trust issued $8,000,000 in trust preferred securities in the form of floating rate capital securities and issued approximately $248,000 of trust common securities to Union Financial. The Trust used the proceeds of these issuances to purchase $8,200,000 of Union Financial's floating rate junior subordinated deferrable interest debentures due December 18, 2031 (the "Debentures"). The interest rate on the Debentures and the trust preferred securities is variable and adjustable quarterly at 3.60% over three-month LIBOR, with an initial rate of 5.60%. A rate cap of 12.50% is effective through December 18, 2006. The Debentures are the sole assets of the Trust and are subordinate to all of Union Financial's existing and future obligations for borrowed money, its obligations under letters of credit and certain derivative contracts, and any guarantees by Union Financial of any such obligations. Concurrently with the issuance of the Debentures and the trust preferred and common securities, Union Financial issued a guarantee related to the trust securities for the benefit of the holders.

The Debentures, the common securities issued by the Trust, and the related income effects are eliminated within Union Financial's financial statements. Union Financial's obligations under the Debentures, the related debenture, the trust agreement relating to the trust securities, and the guarantee constitute a full and unconditional guarantee by Union Financial of the obligations of the Trust under the trust preferred securities.

The stated maturity of the Debentures is December 18, 2031. In addition, the Debentures are subject to redemption at par at the option of Union Financial, subject to prior regulatory approval, in whole or in part on any interest payment date after December 18, 2006. The Debentures are also subject to redemption prior to December 18, 2006 at 107.5% of par after the occurrence of certain events that would either have a negative tax effect on the Trust or Union Financial or would result in the Trust being treated as an investment company that is required to be registered under the Investment Company Act of 1940. Upon repayment of the Debentures at their stated maturity or following their redemption, the Trust will use the proceeds of such repayment to redeem an equivalent amount of outstanding trust preferred securities and trust common securities.

Union Financial used the $8,000,000 received from the offering for general corporate purposes, to fund dividends to shareholders and for contributions to the capital of the Bank.

Liquidity

Liquidity is the ability to meet demand for loan disbursements, deposit withdrawals, repayment of debt, payment of interest on deposits and other operating expenses. The primary sources of liquidity are savings deposits, loan sales and repayments, borrowings, maturity of securities and interest payments.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The primary investing activities of the Corporation are the origination of residential one-to four-family mortgage loans, commercial and consumer loans, and the purchase of investment and mortgage-backed securities. These activities are funded primarily by principal and interest payments on loans and investment securities, deposit growth, securities sold under agreements to repurchase, the utilization of FHLB advances and the proceeds from the offering of trust preferred securities. During the twelve months ended September 30, 2002, the Corporation's loan originations totaled $91,900,000. At September 30, 2002, the Corporation's investment in investment and mortgage-backed securities totaled $117,600,000.

During the year ending on September 30, 2002, total deposits increased $6.2 million. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Corporation and its local competitors and other factors. The Corporation closely monitors its liquidity position on a daily basis. Certificates of deposit, which are scheduled to mature in one year or less from September 30, 2002, totaled $63,700,000. The Corporation relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. From time to time, the Corporation will also offer competitive special products to its customers to increase retention and to attract new deposits. Based upon the Corporation's experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Corporation. If the Corporation requires funds beyond its ability to generate them internally, additional sources of funds are available through FHLB advances and securities sold under agreements to repurchase. At September 30, 2002, the Corporation had $57 million of FHLB borrowings and $17,000,000 of securities sold under agreements to repurchase. At September 30, 2002, the Corporation had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $15,000,000. These lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option. At September 30, 2002, the Corporation had unused lines of credit with the FHLB of Atlanta totaling $27,000,000.

See Note 14 to the financial statements for further information about commitments and contingencies.

At September 30, 2002, the undisbursed portion of construction loans was $3,200,000 and the unused portion of credit lines was $8,400,000. Funding for these commitments is expected to be provided from deposits, loan and mortgage-backed securities principal repayments, maturing investments and income generated from operations.

As of September 30, 2002, the Bank exceeded the OTS's capital requirements. See Note 16 to the Consolidated Financial Statements for further discussion of these capital requirements.

Off-Balance Sheet Risk

Through the operations of the Corporation, contractual commitments to extend credit were made in the ordinary course of business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Outstanding loan commitments (including commitments to fund credit lines) totaled $21,800,000 at September 30, 2002. Management of the Corporation anticipates that it will have sufficient funds available to meet its current loan commitments. At September 30, 2002, $266,000 in letters of credit were issued. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on the credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The credit risk on these commitments is managed by subjecting each customer to normal underwriting and risk management processes.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, non-interest expenses do reflect general levels of inflation.



Elliott Davis, LLC
Advisors-CPAs-Consultants



870 S. Pleasantburg Drive
P.O. Box 6286
Greenville, SC 29606-6286

Phone 864.242.3370
Fax 864.232.7161

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Shareholders and Board of Directors
Union Financial Bancshares, Inc. and Subsidiaries
Union, South Carolina

We have audited the accompanying consolidated balance sheets of *Union Financial Bancshares, Inc. and Subsidiaries* as of September 30, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of *Union Financial Bancshares, Inc. and Subsidiaries* as of September 30, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Greenville, South Carolina
October 21, 2002

UNION FINANCIAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	September 30,	
	2002	2001
	(In Thousands)	
Assets		
Cash	$1,346	$914
Short term interest-bearing deposits	7,385	5,694
Total cash and cash equivalents	8,731	6,608
Investment and mortgage-backed securities:		
Held to maturity	--	11,315
Available for sale	117,633	77,802
Total investment and mortgage-backed securities	117,633	89,117
Loans, net	161,576	158,063
Office properties and equipment, net	6,523	7,204
Federal Home Loan Bank Stock, at cost	2,900	2,625
Accrued interest receivable	1,728	1,629
Intangible assets	5,643	6,299
Mortgage servicing rights	491	842
Cash surrender value of life insurance	4,724	4,465
Other assets	1,019	900
Total assets	$310,968	$277,752
Liabilities		
Deposits	$200,303	$194,079
Advances from the Federal Home Loan Bank and other borrowings	57,000	46,007
Securities sold under agreements to repurchase	17,000	11,000
Corporate obligated floating rate capital securities	8,000	--
Accrued interest payable	427	404
Advances from borrowers for taxes and insurance	414	374
Other liabilities	626	1,512
Total liabilities	283,770	253,376
Commitments and contingencies - note 14		
Shareholders' equity		
Serial preferred stock, no par value, authorized - 500,000 shares, issued and outstanding - None		
Common stock - $0.01 par value, authorized - 2,500,000 shares issued and outstanding - 1,958,069 shares at September 30, 2002 and 1,924,478 shares at September 30, 2001	20	20
Additional paid-in capital	11,573	11,321
Accumulated other comprehensive income (loss)	1,421	(182)
Retained earnings, substantially restricted	14,184	13,217
Total shareholders' equity	27,198	24,376
Total liabilities and shareholders' equity	$310,968	$277,752

See notes to consolidated financial statements.

UNION FINANCIAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended September 30,		
	2002	2001	2000
	(In Thousands, Except Share Data)		
Interest Income:			
Loans	$12,519	$14,487	$15,272
Deposits and federal funds sold	85	112	77
Securities available for sale:			
State and municipal	731	108	84
Other investments	4,868	3,012	1,770
Securities held to maturity and FHLB stock dividends	158	1,299	1,352
Total interest income	18,361	19,018	18,555
Interest Expense:			
Deposit accounts	6,001	8,822	8,367
Corporate obligated floating rate capital securities	365	--	--
Advances from the FHLB and other	3,409	2,791	2,808
Total interest expense	9,775	11,613	11,175
Net Interest Income	8,586	7,405	7,380
Provision for loan losses	990	240	225
Net interest income after provision for loan losses	7,596	7,165	7,155
Non Interest Income:			
Fees for financial services	1,512	928	1,238
Loan servicing fees,(costs) net of servicing amortization	(167)	(103)	351
Net gain (loss) on sale of investment transactions	(37)	114	--
Gains on sale of loans	--	210	991
Total non interest income	1,308	1,149	2,580
Non Interest Expense:			
Compensation and employee benefits	2,863	2,905	3,143
Occupancy and equipment	1,570	1,335	1,425
Deposit insurance premiums	34	33	54
Professional services	479	375	303
Intangible amortization	659	659	613
Other	997	943	814
Total non interest expense	6,602	6,250	6,352
Income before income taxes	2,302	2,064	3,383
Provision for income taxes	558	721	1,190
Net Income	$1,744	$1,343	$2,193
Net Income per common share (Basic)	$0.90	$0.70	$1.18
Net Income per common share (Diluted)	$0.86	$0.68	$1.16
Cash dividends per common share	$0.40	$0.40	$0.40
Weighted average number of common shares outstanding (Basic)	1,939,084	1,918,431	1,855,706
Weighted average number of common shares outstanding (Diluted)	2,030,040	1,971,611	1,898,494

See notes to consolidated financial statements.

Union Financial Bancshares, Inc. and Subsidiary

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
			(In Thousands, Except Share Data)			
Balance at September 30, 1999	1,357,214	$14	$5,484	$11,019	($1,779)	$14,738
Net income	--	--	--	2,193	--	2,193
Other comprehensive loss, net of tax						
Unrealized holding losses arising during period	--	--	--	--	(271)	(271)
Comprehensive income						1,922
Options exercised	2,200	--	13	--	--	13
Acquisition of South Carolina Community Bancshares, Inc.	526,183	5	5,617	--	--	5,622
Dividend reinvestment plan contributions	25,408	1	200	--	--	201
Cash dividend ($.40 per share)	--	--	--	(572)	--	(572)
Balance at September 30, 2000	1,911,005	$20	$11,314	$12,640	($2,050)	$21,924
Net income	--	--	--	1,343	--	1,343
Other comprehensive income, net of tax						
Equity reclassification					113	113
Unrealized holding gains arising during period	--	--	--	--	1,869	1,869
Less investment gains included in net income	--	--	--	-	(114)	(114)
Comprehensive income						3,211
Options exercised	200	--	2	--	--	2
Equity reclassification	--	--	(113)	--	--	(113)
Dividend reinvestment plan contributions	13,273	--	118	--	--	118
Cash dividend ($.40 per share)	--	--	--	(766)	--	(766)
Balance at September 30, 2001	1,924,478	$20	$11,321	$13,217	($182)	$24,376
Net income	--	--	--	1,744	--	1,744
Other comprehensive income, net of tax						
Unrealized holding gains arising during period	--	--	--	--	1,603	1,603
Comprehensive income						3,347
Options exercised	23,605	--	141	--	--	141
Dividend reinvestment plan contributions	9,986	--	111	--	--	111
Cash dividend ($.40 per share)	--	--	--	(777)	--	(777)
Balance at September 30, 2002	1,958,069	$20	$11,573	$14,184	$1,421	$27,198

See notes to consolidated financial statements.

UNION FINANCIAL BANCSHARES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,		
	2002	2001	2000
		(In Thousands)	
Operating activities:			
Net income	$1,744	$1,343	$2,193
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	990	240	225
Amortization expense	1,008	933	1,241
Depreciation expense	895	812	468
Recognition of deferred income, net of costs	(115)	(70)	(227)
Deferral of fee income, net of costs	195	18	471
(Gain) loss on investment transactions	37	(114)	--
Loans originated for sale	--	(30,851)	(44,102)
Proceeds from sale of loans	--	32,868	43,508
Gain on sale of loans held for sale	--	(210)	(991)
(Increase) decrease in accrued interest receivable	99	--	(50)
(Increase) decrease in other assets	(91)	1,121	1,045
Increase in accrued interest payable	23	75	103
Decrease in other liabilities	(846)	(764)	(53)
Net cash provided by operating activities	$3,939	$5,401	$3,831

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	For the Years Ended September 30,		
	2002	2001	2000
	(In Thousands)		
Investing activities:			
Purchase of investment and mortgage-backed securities:			
Held to maturity	$--	$--	$(32,213)
Available for sale	(89,841)	(46,278)	(1,575)
Proceeds from maturity of investment and mortgage-backed securities:			
Held to maturity	--	1,325	--
Available for sale	6,304	3,125	100
Proceeds from sale of investment and mortgage-backed securities:			
Held to maturity	18,000	--	--
Available for sale	21,806	18,476	--
Principal repayments on mortgage-backed securities:			
Held to maturity	605	1,294	779
Available for sale	14,610	1,816	1,540
Net (increase) decrease in loans	(3,513)	7,727	23,579
Investment in life insurance contracts	--	(3,467)	--
Acquisition of South Carolina Community Bancshares, Inc.	--	--	(2,436)
Net (increase) decrease in mortgage servicing rights	--	(672)	2,762
Purchase of FHLB stock	(275)	--	(575)
Purchase of office properties and equipment	(204)	(1,531)	(2,429)
Net cash used in investing activities	(32,508)	(18,185)	(10,468)
Financing activities:			
Proceeds from the exercise of stock options	141	2	13
Proceeds from dividend reinvestment plan	111	118	200
Dividends paid in cash	(777)	(766)	(572)
Proceeds from term borrowings	16,993	9,320	1,184
Proceeds from issuance of corporate obligated floating rate securities	8,000	--	--
Increase in intangible assets	--	--	(4,808)
Increase in deposit accounts	6,224	6,105	9,663
Net cash provided by financing activities	30,692	14,779	5,680
Net (decrease) increase in cash and cash equivalents	2,123	1,995	(957)
Cash and cash equivalents at beginning of year	6,608	4,613	5,570
Cash and cash equivalents at end of year	$8,731	$6,608	$4,613

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Organization - Union Financial Bancshares, Inc. (the "Corporation") is the savings and loan holding company for Provident Community Bank (formerly known as Union Federal Savings Bank), a federally chartered savings bank ("the Bank") and Union Financial Statutory Trust I (the "Trust"). The Bank, founded in 1934, offers a complete array of financial services through six full service banking centers in three counties in South Carolina. The Bank offers a full range of financial services including checking, savings, time deposits, individual retirement accounts (IRAs), investment services, and secured and unsecured consumer loans. The Bank originates and services home loans and provides financing for small businesses and affordable housing. Provident Financial Services ("PFS") is a wholly-owned subsidiary of Provident Community Bank that provides investment brokerage services. The Trust is a statutory trust created under the laws of the state of Connecticut for the purpose of issuing trust preferred securities in a private placement conducted as part of a pooled offering.

Accounting Principles - The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of commitments and contingencies. Actual results could differ from those estimates. The following summarizes the more significant policies.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries, the Bank, the Trust and the Bank's wholly owned subsidiary, PFS. All intercompany amounts and balances have been eliminated in consolidation.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand and amounts due from depository institutions, federal funds sold and short term, interest-bearing deposits. From time to time, the Corporation's cash deposits with other financial institutions may exceed the FDIC insurance limits.

Investments and Mortgage-backed Securities - The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). In accordance with SFAS 115, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as "available for sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. Transfers of securities between classifications will be accounted for at fair value. No securities have been classified as trading securities or as held to maturity.

Purchases and sales of securities are accounted for on a trade date basis. Premiums and discounts on debt securities are amortized or accreted as adjustments to income over the estimated life of the security using a method approximating the level yield method. Gains or losses on the sale of securities are based on the specific identification method. The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - Loans held for investment are recorded at cost. Mortgage loans consist principally of conventional one-to four-family residential loans and interim and permanent financing of non-residential loans that are secured by real estate. Commercial loans are made primarily on the strength of the borrower's general credit standing, the ability to generate repayment from income sources and the collateral securing such loans. Consumer loans generally consist of home equity loans, automobile and other personal loans.

In many lending transactions, collateral is taken to provide an additional measure of security. Generally, the cash flow or earning power of the borrower represents the primary source of repayment, and collateral liquidation serves as a secondary source of repayment. The Corporation determines the need for collateral on a case-by-case or product-by-product basis. Factors considered include the current and prospective credit worthiness of the customer, terms of the instrument and economic conditions.

Allowances for Estimated Losses - The Corporation maintains allowances for estimated loan losses and losses on real estate acquired in settlement of loans. Loss provisions are charged to income when, in the opinion of management, such losses for which no provision has been made are probable.

The allowance for loan losses is based upon an evaluation of the loan portfolio. The evaluation considers such factors as the delinquency status of loans, current economic conditions, the net realizable value of the underlying collateral and prior loan loss experience. The allowance for loan loss calculation includes a segmentation of loan categories by residential mortgage, commercial and consumer loans. Each category is rated for all loans. The weights assigned to each performing group are developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the loan categories increase and decrease in balance, the provision for loan loss calculation will adjust accordingly.

Recovery of the carrying value of loans is dependent to some extent on the future economic environment and operating and other conditions that may be beyond the Corporation's control. Unanticipated future adverse changes in such conditions could result in material adjustments to allowances (and future results of operation).

Accounting for Impaired Loans - Impaired loans are accounted for in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS 114"). SFAS 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. If the resulting value of the impaired loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The risk characteristics used to aggregate loans are collateral type, borrower's financial condition and geographic location. SFAS No. 118, Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and requires additional disclosures about how a creditor recognizes interest income related to impaired loans. The adoption of these standards required no increase to the reserve for loan losses.

The Corporation generally determines a loan to be impaired at the time management believes that it is probable that the principal and interest may be uncollectible. Management has determined that, generally, a failure to make a payment within a 90-day period constitutes a minimum delay or shortfall and does not generally constitute an impaired loan. However, management reviews each past due loan on a loan-by-loan basis and may determine a loan to be impaired prior to the loan becoming over 90 days past due, depending upon the circumstances of that particular loan. A loan is classified as a non accrual loan at the time management believes that the collection of interest is improbable, generally when a loan becomes 90 days past due. The Corporation's policy for charge-off of impaired loans is on a loan-by-loan basis. At the time management believes the collection of interest and principal is remote, the loan is charged off. The Corporation's policy is to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method.

At and for the years ended September 30, 2002 and 2001, impaired loans totaled $809,293 and $121,075 respectively, and the Corporation had recognized no interest income from impaired loans. The increase in impaired loans over the previous year was due to higher loan delinquencies. The average balance in impaired loans was $382,500 in 2002 and $88,513 in 2001.

1. Summary of Significant Accounting Policies (continued)

Office Properties and Equipment - Office properties and equipment are presented at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Estimated useful lives are 20-50 years for buildings and improvements and generally five to ten years for furniture, fixtures and equipment.

The cost of maintenance and repairs is charged to expense as incurred, and improvements and other expenditures, which materially increase property lives, are capitalized. The costs and accumulated depreciation applicable to office properties and equipment retired or otherwise disposed of are eliminated from the related accounts, and any resulting gains or losses are credited or charged to income.

Securities Sold Under Agreements to Repurchase - The Corporation enters into sales of securities under agreements to repurchase. Fixed-coupon reverse repurchase agreements are treated as financings, with the obligations to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as an asset. The securities are delivered by appropriate entry by the Corporation's safekeeping agent to the counterparties' accounts. The dealers may have sold, loaned or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Corporation substantially identical securities at the maturities of the agreements.

Federal Home Loan Bank Stock -The Bank, as a member institution of FHLB of Atlanta, is required to own capital stock in the FHLB of Atlanta based generally upon the Bank's balances of residential mortgage loans and FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock has historically been at par value. The Bank carries this investment at its original cost.

Mortgage Servicing Rights - The Corporation accounts for mortgage servicing rights ("MSRs") in accordance with SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Purchased mortgage servicing rights are recorded at the lower of cost or market. Originated mortgage servicing rights are capitalized based on the allocated cost which is determined when the underlying loans are sold or securitized. MSRs are amortized in proportion to and over the period of estimated net servicing income using a method that is designed to approximate a level-yield method, taking into consideration the estimated prepayment of the underlying loans. For purposes of measuring impairment, MSRs are periodically reviewed for impairment based upon quarterly valuations. Such valuations are based on projections using a discounted cash flow method that includes assumptions regarding prepayments, servicing costs and other factors. Impairment is measured on a disaggregated basis for each pool of rights.

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is stated at the lower of cost or estimated fair value less estimated costs to sell. Any accrued interest on the related loan at the date of acquisition is charged to operations. Costs relating to the development and improvement of property are capitalized to the extent that such costs do not exceed the estimated fair value less selling costs of the property, whereas those relating to holding the property are charged to expense. Real estate acquired through foreclosure is included in other assets on the balance sheet.

Income Taxes - The Corporation accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under SFAS 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for deferred tax assets that may not be realized. Also, SFAS 109 eliminates, on a prospective basis, the exception from the requirement to record deferred taxes on tax basis bad debt reserves in excess of the base year amounts. The tax basis bad debt reserve that arose prior to the fiscal year 1988 (the base year amount) is frozen, and the book reserves at that date and all subsequent changes in book and tax basis reserves are included in the determination of deferred taxes.

1. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments - The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments - The carrying amounts of cash and short-term instruments approximate their fair value.

Available for sale and held to maturity securities - Fair values for securities are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans - For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to four-family residential), credit-card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings - The carrying amounts of other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Long-term borrowings - The fair values of the Corporation's long-term borrowings are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest - The carrying amounts of accrued interest approximate their fair values.

Off-balance-sheet instruments - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Stock Based Compensation - The Corporation has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock Based Compensation. The statement permits the Corporation to continue accounting for stock based compensation as set forth in Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees, provided the Corporation discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Corporation continues to account for stock based compensation under APB Opinion 25 and has provided the required pro forma disclosures.

Per-Share Data - SFAS 128, Earnings Per Share, requires the dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the period. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under the Corporation's stock option plan is reflected in diluted earnings per share by the application of the treasury stock method.

1. Summary of Significant Accounting Policies (continued)

Intangible Assets - Intangible assets consist of core deposit premiums resulting from the Corporation's branch acquisitions and the excess of cost over the fair value of net assets resulting from the acquisition of South Carolina Community Bancshares, Inc. The assets are being amortized over their range of useful lives.

Interest Income - Interest on loans is accrued and credited to income monthly based on the principal balance outstanding and the contractual rate on the loan. The Corporation places loans on non-accrual status when they become greater than 90 days delinquent or when in the opinion of management, full collection of principal or interest is unlikely. The Corporation provides an allowance for uncollectible accrued interest on loans which are 90 days delinquent for all interest accrued prior to the loan being placed on non-accrual status. The loans are returned to an accrual status when full collection of principal and interest appears likely.

Risks and Uncertainties - In the normal course of its business, the Corporation encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Corporation is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.

Credit risk is the risk of default on the Corporation's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Credit risk also applies to investment securities and mortgage-backed securities should the issuer of the security be unable to make principal and interest payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Corporation and the valuation of investment securities.

The Corporation is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Corporation also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgements based on information available to them at the time of their examination.

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ from those estimates and assumptions.

Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform with current year classifications.

2. Investment And Mortgage-backed Securities

The Corporation has no held to maturity securities at September 30, 2002.

	September 30, 2001			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Mortgage-backed Securities:				
FHLMC	$10,365	$--	($80)	$10,285
Investment Securities:				
U.S. Agency Obligations	950	25	--	975
Total held to maturity	$11,315	$25	($80)	$11,260

2. Investment And Mortgage-backed Securities (continued)

Available for Sale - Securities classified as available for sale consisted of the following (in thousands):

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Agency Obligations	$10,427	$172	$--	$10,599
Municipal Securities	14,041	556	--	14,597
Other	3,724	--	(7)	3,717
Total Investment Securities	28,192	727	(7)	28,913
Mortgage-backed Securities:				
Fannie Mae	25,696	608	--	26,304
Ginnie Mae	25,522	376	--	25,898
Freddie Mac	32,618	457	--	33,075
Collateralized Mortgage Obligations	3,425	18	--	3,443
Total Mortgage-backed Securities	87,261	1,459	--	88,720
Total available for sale	$115,453	$2,186	($7)	$117,633

During the quarter ended June 30, 2002, management determined that a reclassification of the held to maturity securities was necessary in order to achieve certain interest rate risk management goals. This transfer was determined to be necessary due to the volatility in interest rates during the most recent 12-15 month period as management reclassified $9,500,000 (amortized cost) of mortgage-backed securities to available for sale in order to sell them and restructure the Corporation's interest rate risk profile. In addition, management reclassified $8,500,000 (amortized cost) of additional securities as available for sale. This transfer was done to comply with the FASB's position that following transfers of held to maturity securities for any purpose other than under unusual and unforeseen circumstances, any remaining held-to-maturity securities should be reclassified to available-for-sale. At the time of the reclassification, the net unrealized gain on the securities included in equity was $131,000.

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Agency Obligations	$13,194	$--	($249)	$12,945
Municipal Securities	9,765	--	(39)	9,726
Other	561	--	(12)	549
Total Investment Securities	23,520	--	(300)	23,220
Mortgage-backed Securities:				
Fannie Mae	27,200	411	--	27,611
Freddie Mac	13,805	--	(14)	13,791
Collateralized Mortgage Obligations	13,557	--	(377)	13,180
Total Mortgage-backed Securities	54,562	411	(391)	54,582
Total available for sale	$78,082	$411	($691)	$77,802

During the quarter ended December 31, 2000 the Corporation reclassified approximately $24,000,000 in mortgage backed securities from held to maturity to available for sale as part of the adoption of FASB 133, Accounting for Derivative Instruments and Hedging Activities. The purpose of this transfer was to allow for the possible sale of the securities in order to reduce interest rate risk exposure. For the quarter ended December 31, 2000 the unrealized loss on the above securities was $435,352. During the third and fourth quarters of fiscal 2001, approximately $14,274,000 of the securities were sold that resulted in a gain on sale of securities of $114,000.

2. Investment And Mortgage-backed Securities (continued)

Proceeds, gross gains and gross losses realized from the sales, calls and prepayments of available for sale securities were as follows for the years ended (in thousands):

	September 30,		
	2002	2001	2000
Proceeds	$46,110	$21,601	$100
Gross gains	$--	$114	$--
Gross losses	(37)	--	--
Net gain (loss)on investment transactions	$(37)	$114	$--

The maturities of available for sale securities at September 30, 2002 are as follows (in thousands):

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$1,285	$1,306
Due after one year through five years	635	655
Due after five years through ten years	13,158	13,395
Due after ten years	100,375	102,277
Total investment and mortgage-backed securities	$115,453	$117,633

The mortgage-backed securities held at September 30, 2002 mature between one and thirty years. The actual lives of those securities may be significantly shorter as a result of principal payments and prepayments.

At September 30, 2002 and 2001, $24,063,000 and $28,411,000, respectively, of securities were pledged as collateral for certain deposits.

At September 30, 2002, approximately $43,828,000 of mortgage-backed securities were adjustable rate securities. The adjustment periods range from monthly to annually and rates are adjusted based on the movement of a variety of indices.

Investments in collateralized mortgage obligations ("CMOs") represent securities issued by agencies of the federal government. At September 30, 2002 approximately $3,425,000 was invested in CMOs.

3. Loans, Net

Loans receivable consisted of the following (in thousands):

	September 30,	
	2002	2001
Conventional real estate loans:		
Fixed rate residential	$63,859	$62,262
Fixed rate commercial	4,597	1,657
Adjustable rate residential	24,887	37,684
Adjustable rate commercial	2,364	280
Construction loans	5,514	12,259
Total real estate loans	101,221	114,142
Other loans:		
Consumer and installment loans	12,986	16,466
Commercial loans	27,945	19,955
Commercial lines of credit	12,660	3,554
Consumer lines of credit	11,174	10,796
Loans secured by deposit accounts	1,723	2,009
Total other loans	66,488	52,780
Total loans	167,709	166,922
Less:		
Undisbursed portion of interim construction loans	(3,204)	(6,108)
Loan discount unamortized	(1,685)	(1,922)
Allowance for loan losses	(1,371)	(1,080)
Net deferred loan origination costs	127	251
Total, net	$161,576	$158,063
Weighted-average interest rate of loans	7.17%	8.37%

Servicing loans for others consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees received from the investors as well as certain charges collected from the borrowers, such as late payment fees. Loans sold and serviced by the Corporation at September 30, 2002 and 2001 were approximately $45,805,000 and $65,907,000, respectively. In connection with these loans serviced for others, the Corporation held borrowers' escrow balances of $414,000 at September 30, 2002 and $375,000 at September 30, 2001.

Adjustable rate residential real estate loans (approximately $24,887,000 and $37,684,000 at September 30, 2002 and 2001, respectively) are subject to rate adjustments annually and generally are adjusted based on movement of the Federal Home Loan Bank National Monthly Median Cost of Funds rate or the Constant Maturity Treasury index. The maximum loan rates can be adjusted is 200 basis points in any one year with a lifetime cap of 600 basis points.

The Corporation made commercial real estate loans which totaled approximately $6,960,000 and $1,937,000 at September 30, 2002 and 2001, respectively. These loans are considered by management to contain a somewhat greater risk of uncollectibility due to the dependency on income production or future development and sale of the real estate. These commercial real estate loans are collateralized by housing for the aged, churches, motels, apartments and other improved real estate.

Non refundable deferred origination fees and cost and discount points collected at loan closing, net of commitment fees paid, are deferred and recognized at the time of sale of the mortgage loans. Gain or loss on sales of mortgage loans is recognized based upon the difference between the selling price and the carrying amount of the mortgage loans sold. Other fees earned during the loan origination process are also included in net gain or loss on sales of mortgage loans.

3. Loans, Net (continued)

The amortization of servicing rights and excess servicing rights included in loan servicing fees amounted to $350,371, $281,729, and $628,653 in 2002, 2001, and 2000 respectively. The fair value of mortgage servicing rights at September 30, 2002 was approximately $623,000.

Nonrefundable loan fees and certain direct loan origination costs are deferred and recognized over the lives of the loans using the level yield method. Amortization of these deferrals is recognized as interest income. Deferred loan origination fees are included in loans held for investment on the balance sheet.

Under OTS regulations, the Bank may not make loans to one borrower in excess of 15% of unimpaired capital. This limitation does not apply to loans made before August 9, 1989. At September 30, 2002, the Bank had loans outstanding to one borrower ranging up to $2,200,000 and was in compliance with this regulation.

Also under current regulations, the Bank's aggregate commercial real estate loans may not exceed 400% of its capital as determined under regulatory requirements. These limitations are not expected to have a material impact on the Bank's ongoing operations.

See Note 7 of Consolidated Financial Statements for an analysis of qualifying mortgages pledged for FHLB advances.

At September 30, 2002 and 2001, loans which are accounted for on a non-accrual basis or contractually past due ninety days or more totaled approximately $1,866,000 and $795,000, respectively. The amount the Corporation will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrower's ability to repay the loans. During the years ended September 30, 2002, 2001, and 2000, the Corporation recognized no interest income on loans past due 90 days or more, whereas, under the original terms of these loans, the Corporation would have recognized additional interest income of approximately $111,500, $90,000, and $95,000, respectively.

The changes in the allowance for loan losses consisted of the following (in thousands):

	Years Ended September 30,		
	2002	2001	2000
Balance at beginning of year	$1,080	$1,360	$836
Provision for loan losses	990	240	225
Merger additions	--	--	449
(Charge-offs) recoveries, net	(699)	(520)	(150)
Balance at end of year	$1,371	$1,080	$1,360

Directors and officers of the Corporation are customers of the Corporation in the ordinary course of business. Loans of directors and officers have terms consistent with those offered to other customers. Loans to officers and directors of the Corporation are summarized as follows (in thousands):

	Years Ended September 30,		
	2002	2001	2000
Balance at beginning of year	$1,132	$1,545	$2,304
Loans originated during the year	404	--	81
Loan repayments during the year	(235)	(413)	(840)
Balance at end of year	$1,301	$1,132	$1,545

4. Office Properties And Equipment

Office properties and equipment consisted of the following (in thousands):

	September 30,		
	2002	2001	2000
Land	$884	$884	$889
Building and improvements	4,439	4,409	3,676
Office furniture, fixtures and equipment	4,774	4,640	4,336
Total	10,097	9,933	8,901
Less accumulated depreciation	(3,574)	(2,729)	(2,416)
Office properties and equipment , net	$6,523	$7,204	$6,485

Depreciation expense was $895,000, $812,000 and $468,000 for 9/30/02, 01 and 00.

5. Intangible Assets

The changes in intangible assets consisted of the following (in thousands):

	Years Ended September 30,		
	2002	2001	2000
Balance at beginning of year	$6,299	$7,042	$2,848
Additions	--	--	4,807
Amortization/other	(656)	(743)	(613)
Balance at end of year	$5,643	$6,299	$7,042

6. Deposit Accounts

Deposit accounts at September 30, were as follows (in thousands):

	2002			2001		
	Rate	Balance	%	Rate	Balance	%
Account Type						
NOW accounts:						
Commercial non interest-bearing		$10,144	5.06%		$10,427	5.37%
Noncommercial	1.34%	26,504	13.23%	0.87%	14,386	7.41%
Money market checking accounts	1.40%	7,832	3.91%	3.31%	10,840	5.59%
Regular savings	0.87%	15,464	7.72%	1.40%	15,309	7.88%
Total demand and savings deposits	1.00%	59,944	29.92%	1.37%	50,962	26.25%
Savings certificates:						
Up to 3.00%		69,678	34.79%		92	0.05%
3.01 %- 4.00%		37,268	18.61%		18,060	9.31%
4.01 %- 5.00%		21,684	10.82%		63,673	32.81%
5.01 %- 6.00%		7,419	3.70%		34,391	17.72%
6.01 %- 7.00%		2,356	1.17%		19,179	9.88%
7.01 %- 8.00%		435	0.22%		5,008	2.58%
Total savings certificates	3.22%	138,840	69.31%	5.00%	140,403	72.35%
Sweep accounts	1.75%	1,519	0.77%	3.50%	2,714	1.40%
Total deposit accounts	2.54%	$200,303	100.00%	4.11%	$194,079	100.00%

As of September 30, 2002 and 2001, total deposit accounts include approximately $1,729,000 and $1,533,000, respectively, of deposits from the Corporation's officers, directors, employees or parties related to them.

At September 30, 2002 and 2001, deposit accounts with balances of $100,000 and over totaled approximately $66,915,000 and $59,251,000, respectively.

Savings certificates by maturity were as follows (in thousands):

	September 30,	
	2002	2001
Maturity Date		
Within 1 year	$96,590	$116,764
After 1 but within 2 years	21,224	17,640
After 2 but within 3 years	11,241	4,674
Thereafter	9,785	1,325
Total savings certificates	$138,840	$140,403

6. Deposit Accounts (continued)

Interest expense on deposits consisted of the following (in thousands):

	Years Ended September 30,		
	2002	2001	2000
Account Type			
NOW accounts and money market deposit accounts	$426	$724	$507
Passbook and statement savings accounts	146	279	319
Certificate accounts	5,453	7,843	7,577
Early withdrawal penalties	(24)	(24)	(36)
Total	$6,001	$8,822	$8,367

7. Advances From The Federal Home Loan Bank And Other Borrowings

At September 30, 2002 and 2001, the Bank had $57,000,000 and $46,007,000, respectively, of advances outstanding from the Federal Home Loan Bank and treasury, tax and loan deposits. The maturity of the advances from the Federal Home Loan Bank and treasury, tax and loan deposits is as follows (in thousands):

	September 30,	
	2002	2001
Contractual Maturity:		
Within one year - fixed rate	$10,000	$ --
Within one year - adjustable rate	7,500	2,507
After one but within three years - fixed rate	5,000	10,000
After one but within three years - adjustable rate	--	10,000
Greater than three years - adjustable rate	$34,500	$23,500
Total Advances	$57,000	$46,007
Weighted average rate	4.86%	5.41%

The Bank pledges as collateral to the advances their Federal Home Loan Bank Stock, and has entered into a blanket collateral agreement with the Federal Home Loan Bank whereby the Bank maintains, free of other encumbrances, qualifying mortgages (as defined) with unpaid principal balances equal to, when discounted at 75% of the unpaid principal balances, 100% of total advances. The amount of qualifying mortgages was $66,083,000 and $81,772,000, respectively, at September 30, 2002 and 2001.

8. Securities Sold Under Agreements to Repurchase

The Company had $17,000,000 and $11,000,000 borrowed under agreements to repurchase at September 30, 2002 and 2001, respectively. The amortized cost of the securities underlying the agreements to repurchase at September 30, 2002 was $17,128,000 and $12,240,000 at September 30, 2001. The maximum amount outstanding at any month end during fiscal 2002 was $17,000,000 and $11,000,000 for fiscal 2001. The average amount of outstanding agreements for fiscal 2002 was $15,586,000 and $917,000 for fiscal 2001.

9. Corporate Obligated Floating Rate Capital Securities

On November 14, 2001, the Corporation sponsored the creation of the Trust. The Corporation is the owner of all of the common securities of the Trust. On December 18, 2001, the Trust issued $8.0 million in the form of floating rate capital securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Corporation's $248,000 capital contribution for the Trust's common securities, were used to acquire $8.2 million aggregate principal amount of the Corporation's floating rate junior subordinated deferrable interest debentures due December 18, 2031 (the "Debentures"), which constitute the sole asset of the Trust. The interest rate on the Debentures and the capital securities is variable and adjustable quarterly at 3.60% over the three-month LIBOR, with an initial rate of 5.60%. A rate cap of 12.50% is effective through December 18, 2006. The Corporation has, through the Trust agreement establishing the Trust, the Guarantee Agreement, the notes and the related Debenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust's obligations under the capital securities.

The stated maturity of the Debentures is December 18, 2031. In addition, the Debentures are subject to redemption at par at the option of the Corporation, subject to prior regulatory approval, in whole or in part on any interest payment date after December 18, 2006. The Debentures are also subject to redemption prior to December 18, 2006 at 107.5% of par after the occurrence of certain events that would either have a negative tax effect on the Trust or the Corporation or would result in the Trust being treated as an investment company that is required to be registered under the Investment Company Act of 1940. Upon repayment of the Debentures at their stated maturity or following their redemption, the Trust will use the proceeds of such repayment to redeem an equivalent amount of outstanding trust preferred securities and trust common securities.

The Corporation has the right, at one or more times, to defer interest payments on the Debentures for up to twenty consecutive quarterly periods. All deferrals will end on an interest payment date and will not extend beyond December 18, 2031, the stated maturity date of the Debentures. If the Corporation defers interest payments on the Debentures, the Trust will also defer distributions on the capital securities. During any deferral period, each installment of interest that would otherwise have been due and payable will bear additional interest at the applicable distribution rate, compounded quarterly. The Corporation paid $365,000, in interest for the fiscal year ended September 30, 2002.

10. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

	For the Years Ended September 30,		
	2002	2001	2000
Current	$747	$1,829	$1,020
Deferred	(189)	(1,108)	170
Total income taxes	$558	$721	$1,190

The provision for income taxes differed from amounts computed by applying the statutory federal rate of 34% to income before income taxes as follows (in thousands):

	For the Years Ended September 30,		
	2002	2001	2000
Tax at federal income tax rate	$783	$702	$1,150
Increase (decrease) resulting from:			
State income taxes, net of federal benefit	54	77	109
Interest on municipal bonds	(232)	(20)	(23)
Non-taxable life insurance income	(88)	(23)	4
Other, net	41	(15)	(50)
Total	$558	$721	$1,190

10. Income Taxes (continued)

The tax effects of significant items comprising the Corporation's deferred taxes as of September 30, 2002 and 2001 are as follows (in thousands):

	September 30,	
	2002	2001
Deferred tax assets:		
Book reserves in excess of tax basis bad debt reserves	$229	$227
Book reserves and amortization in excess of tax on mortgage servicing rights	56	113
SFAS No. 115 mark to market adjustment	--	98
Difference between book and tax goodwill basis	211	168
Other	20	104
Total deferred tax asset	516	710
Deferred tax liabilities:		
SFAS No. 115 mark to market adjustment	758	--
Difference between book and tax property basis	245	249
Difference between book and tax Federal Home Loan Bank stock basis	100	100
Deferred loan fees	51	97
Tax mark to market adjustment on securities	83	111
Other	37	55
Total deferred tax liability	1,274	612
Net deferred tax asset (liability)	($758)	$98

A deferred tax asset (liability) of ($758,000) and $98,000 at September 30, 2002 and 2001, is included in other liabilities in the balance sheet.

Retained earnings at September 30, 2002 includes approximately $1,636,000 representing pre-1988 tax bad debt base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse until indefinite future periods and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the tax definition of a savings bank, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolutions, liquidations or redemption of the Bank's stock.

The Corporation has been permitted under the Internal Revenue Code to deduct an annual addition to the tax reserve for bad debts in determining taxable income, subject to certain limitations. This addition may differ significantly from the bad debt expense for financial reporting purposes and was based on either 8% of taxable income (the "Percentage of Taxable Income") or actual loan loss experience (the "Experience Method") for the years prior to 1997. As a result of recent tax legislation, the Corporation will be required to recapture tax bad debt reserves in excess of pre-1988 based year amounts over a period of approximately six to eight years.

11. Employee Benefits

The Corporation has a contributory profit-sharing plan which is available to all eligible employees. Annual employer contributions to the plan consist of an amount which matches participant contributions up to a maximum of 5% of a participant's compensation and a discretionary amount determined annually by the Corporation's Board of Directors. In addition, the Corporation implemented a money purchase pension plan, effective October 1, 1996, in which all eligible employees participate. The annual contributions to the pension plan will be 5% of a participant's compensation. Employer expensed contributions to the plans were $187,000, $177,000, and $209,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

12. Financial Instruments

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit. Commitments to extend credit are agreements to lend to

12. Financial Instruments (continued)

a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

Those instruments involve, to varying degrees, elements of credit and interest-rate-risk in excess of the amount recognized in the Consolidated Balance Sheets. The contract amounts of those instruments reflect the extent of the Corporation's involvement in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Corporation had loan commitments as follows (in thousands):

	September 30,	
	2002	2001
Fixed interest rate commitments to extend credit	$768	$2,070
Undisbursed portion of interim construction loans	3,204	6,108
Unused portion of credit lines (principally variable-rate consumer lines secured by real estate)	17,780	12,195
Total	$21,752	$20,373

The Corporation has no additional financial instruments with off-balance sheet risk.

The Corporation has not been required to perform on any financial guarantees during the past two years. The Corporation has not incurred any losses on its commitments in 2002, 2001 or 2000.

12. Financial Instruments (continued)

The estimated fair values of the Corporation's financial instruments were as follows at September 30, 2002 (in thousands):

	September 30, 2002	
	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$8,731	$8,731
Securities available for sale	117,633	117,633
FHLB Stock	2,900	2,900
Loans	161,576	166,106
Accrued interest receivable	1,728	1,728
Cash surrender value of life insurance	4,724	4,724
Financial liabilities		
Deposits	$200,303	$206,188
Advances from FHLB and other borrowings	57,000	60,215
Securities sold under agreement to repurchase	17,000	17,959
Corporate obligated floating rate securities	8,000	8,111
Accrued interest payable	427	427
Off-balance-sheet asset (liabilities)		
Commitments to extend credit	$21,752	$21,752

	September 30, 2001	
	Carrying Amount	Fair Value
Financial assets		
Cash and cash equivalents	$6,608	$6,608
Securities available for sale	77,802	77,802
Securities held to maturity	11,315	11,262
FHLB Stock	2,625	2,625
Loans	158,063	163,512
Accrued interest receivable	1,629	1,629
Cash surrender value of life insurance	4,465	4,465
Financial liabilities		
Deposits	$194,079	$196,194
Advances from FHLB and other borrowings	46,007	47,723
Securities sold under agreement to repurchase	11,000	11,410
Accrued interest payable	404	404
Off-balance-sheet asset (liabilities)		
Commitments to extend credit	$20,373	$20,373

13. Supplemental Cash Flow Disclosures

	For the Years Ended September 30,		
	2002	2001	2000
Cash paid for:			
Income taxes	$2,593	$476	$520
Interest	$9,775	$11,613	$11,072
Non-cash transactions:			
Loans foreclosed	$366	$425	$387
Unrealized gain (loss) on securities available for sale	$2,179	$(280)	$(3,204)
Exchanges of mortgage loans for securities	--	--	32,300

14. Commitments And Contingencies

Concentrations of Credit Risk - The Corporation's business activity is principally with customers located in South Carolina. Except for residential loans in the Corporation's market area, the Corporation has no other significant concentrations of credit risk.

Litigation - The Corporation is involved in legal actions in the normal course of business. In the opinion of management, based on the advice of its general counsel, the resolution of these matters will not have a material adverse impact on future results of operations or the financial position of the Corporation.

Potential Impact of Changes in Interest Rates - The Corporation's profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Corporation's interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. The Corporation's interest-earning assets consist primarily of long-term, fixed rate mortgage loans and investments which adjust more slowly to changes in interest rates than its interest-bearing liabilities which are primarily term deposits and advances. Accordingly, the Corporation's earnings would be adversely affected during periods of rising interest rates.

15. Stock Option Plans

The Corporation has a stock option plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Corporation at prices not less than 100 % of the fair market value on the date of grant. The outstanding options expire ten years from the date of grant. The Corporation has elected the disclosure-only provision of SFAS No. 123, Accounting for Stock-Based Compensation. Accordingly, no compensation cost has been charged to operations. Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method available under SFAS No. 123, the Corporation's net income and net income per common share would have been reduced to the pro forma amounts indicated below:

	Years Ended September 30,		
	2002	2001	2000
Net income (in thousands)			
As reported	$1,744	$1,343	$2,193
Pro forma	1,698	1,301	2,164
Basic net income per common share			
As reported	0.90	0.70	1.18
Pro forma	0.88	0.68	1.17
Diluted net income per common share			
As reported	0.86	0.68	1.16
Pro forma	0.84	0.66	1.14

15. Stock Option and Ownership Plans (continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants:

Dividend yield	4%
Expected volatility	30%
Risk-free interest rate	6%
Expected lives	10 years

A summary of the status of the plan as of September 30, 2002 and 2001, and changes during the years ending on those dates is presented below (all shares have been adjusted for the 3:2 stock split in February 1998 and the 5% stock dividend in February 1999):

Grant Date	Shares Granted	Average Exercise Price Per Share	Expiration Date	Earliest Date Exercisable
October, 1995	108,050	5.79	October, 2005	October, 1995
January, 1996	1,890	5.79	January, 2006	January, 1996
April, 1996	6,300	6.67	April, 2006	April, 1997
May, 1998	24,574	15.83	May, 2008	May, 1998
October, 2000	7,000	8.75	October, 2010	October, 2000
December, 2001	10,000	10.30	December, 2011	December, 2001
January, 2001	35,715	9.06	January, 2011	January, 2001
January, 2002	27,383	10.36	January, 2012	January, 2002
April, 2002	5,000	13.00	April, 2012	April, 2002
Total Shares Granted	225,912			

At September 30, 2002, the Corporation had the following options exercisable:

Fiscal Year	Range of exercise price	Weighted Average Remaining Contractual Life	Number Options Exercisable	Average Exercise Price
1995	$5.79	3 years	108,050	$ 5.79
1996	$5.79 - $6.67	3.4 years	8,190	6.46
1998	$15.83	4.7 years	24,574	15.83
2000	$8.75	8 years	4,200	8.75
2001	$9.06-$10.30	8.6 years	28,305	9.35
2002	$10.36-$13.00	9.4 years	10,874	10.68
	$5.79 - $13.00	4.6 years	184,193	$ 8.13

Options for the three previous fiscal years were exercised as follows (adjusted for stock splits and dividends):

For the Years Ended September 30,	Shares Exercised	Average Exercise Price Per Share
2002	23,605	$5.97
2001	200	$8.75
2000	2,200	$5.79

Stock options for 14,023 shares at an average price of $11.75 were forfeited during the year ended September 30, 2002. Stock options for 8,518 shares at an average price of $12.46 were forfeited during the year ended September 30, 2001. Stock options for 316 shares at an average price of $15.83 were forfeited during the year ended September 30, 2000. At September 30, 2002, 79,930 shares were available for grant and 225,912 options at an average price of $8.43 were outstanding.

16. Shareholders' Equity, Dividend Restrictions And Regulatory Matters

On August 7, 1987, the Bank completed its conversion from a federally chartered mutual association to a federally chartered stock association. A special liquidation account was established by the Bank for the pre-conversion retained earnings of approximately $3,718,000. The liquidation account is maintained for the benefit of depositors who held a savings or demand account as of the March 31, 1986 eligibility or the June 30, 1987 supplemental eligibility record dates who continue to maintain their deposits at the Bank after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her savings account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the savings account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to Union Financial and repurchase of the Bank's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

The Bank is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirement. In addition, the Bank is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable calendar year exceeds its current year's net income plus its retained net income for the preceding two years.

Under present regulations of the Office of Thrift Supervision ("OTS"), the Bank must have core capital (leverage requirement) equal to 4.0% of assets, of which 1.5% must be tangible capital, excluding intangible assets. The Bank must also maintain risk-based regulatory capital as a percent of risk weighted assets at least equal to 8.0%. In measuring compliance with capital standards, certain adjustments must be made to capital and total assets.

At September 30, 2002 and 2001, the Bank had the following actual and required capital amounts and ratios (in thousands):

		September 30, 2002	
	Tangible Capital	Core Capital	Risk-Based Capital
Actual Capital	$32,743	$32,743	$32,743
Unrealized gain on available for sale securities	(1,421)	(1,421)	(1,421)
Goodwill and other intangible assets	(5,643)	(5,643)	(5,643)
Allowances for loan losses (1)	--	--	1,371
Total Adjusted capital	25,679	25,679	27,050
Minimum Capital Requirement	4,561	12,164	12,587
Regulatory Capital Excess	$21,118	$13,515	$14,463
Regulatory Capital Ratio	8.44%	8.44%	17.19%

16. Shareholders' Equity, Dividend Restrictions And Regulatory Matters (continued)

	September 30, 2001		
	Tangible Capital	Core Capital	Risk-Based Capital
Actual Capital	$23,920	$23,920	$23,920
Unrealized gain on available for sale securities	192	192	192
Goodwill and other intangible assets	(6,300)	(6,300)	(6,300)
Allowance for loan losses (1)	--	--	1,080
Total Adjusted capital	17,812	17,812	18,892
Minimum Capital Requirement	4,086	10,896	11,864
Regulatory Capital Excess	$13,726	$6,916	$7,028
Regulatory Capital Ratio	6.54%	6.54%	12.74%

(1) Limited to 1.25% of risk-weighted assets

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and discretionary actions by regulators that, if undertaken, could have a material adverse effect on the Corporation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. As of the most recent regulatory examination, the Bank was in compliance with the regulatory capital requirements. There are no conditions or events that management believes have changed the Bank's compliance with the guidelines since that examination.

17. Recently Issued Accounting Standards

The Financial Accounting Standards Board recently issued new accounting standards that will affect accounting, reporting, and disclosure of financial information by the Corporation. Adoption of these standards is not expected to have a material impact on financial condition or results of operations. The following is a summary of the standards and their required implementation date:

In June 2001, the FASB issued SFAS No. 142 – Goodwill and Other Intangible Assets. This SFAS addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The Company will adopt this standard on October 1, 2002 and is in the process of determining the effect of this SFAS on the financial position of the Company.

Other accounting standards that have been issued or proposed by the Financial Accounting Standards Board that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

18. Union Financial Bancshares, Inc. Financial Information (Parent Corporation Only)

Condensed financial information for Union Financial is presented as follows (in thousands):

Condensed Balance Sheets	September 30,	
	2002	2001
Assets:		
Cash and cash equivalents	$2,235	$360
Investment in subsidiary	32,743	23,919
Other	236	97
Total Assets	$35,214	$24,376
Liabilities and Shareholders' Equity:		
Accrued interest payable	$ 16	$ --
Corporate obligated floating rate capital securities	8,000	--
Shareholders' Equity	27,198	24,376
Total Liabilities and Shareholders' Equity	$35,214	$24,376

Condensed Statements of Income	For Years Ended September 30,		
	2002	2001	2000
Equity in undistributed earnings of subsidiary	$2,210	$1,440	$2,280
Interest expense-trust preferred securities	(365)	--	--
Other expense, net	(101)	(97)	(87)
Net income	$1,744	$1,343	$2,193
Operating Activities:			

Condensed Statements of Cash Flows			
Operating Activities:			
Net income	$1,744	$1,343	$2,193
Adjustments to reconcile net income to net cash used in operating activities:			
Equity in undistributed earnings of subsidiary	(2,210)	(1,440)	(2,280)
Increase in other assets	(134)	(67)	(19)
Net cash used in operating activities	$(600)	(164)	(106)
Financing Activities:			
Proceeds from issuance of trust preferred corporate obligations	$8,000	--	--
Capital contribution to subsidiary	(5,000)	--	--
Dividends received from subsidiary	--	1,100	500
Dividend reinvestment plan contributions	111	118	69
Dividends paid	(777)	(766)	(573)
Proceeds from the exercise of stock options	141	2	13
Net cash provided by financing activities	2,475	454	9
Net increase (decrease) in cash and cash equivalents	1,875	290	(97)
Cash and cash equivalents at beginning of year	360	70	167
Cash and cash equivalents at end of year	$2,235	$360	$70

Board of Directors
Union Financial Bancshares and Subsidiaries

Mason G. Alexander
Director, Mid-South Management Company

James W. Edwards
Dean of Academics, USC-Union

William M. Graham
Owner, Graham's Flowers

Louis M. Jordan
President, Jordan's Ace Hardware, Inc.

Carl L. Mason
Chairman
Retired

John S. McMeekin
President, Winnsboro Furniture Company

Dwight V. Neese
President and Chief Executive Officer
Provident Community Bank

Philip C. Wilkins, DMD
Dentist

Leadership Group
Provident Community Bank

Carolyn H. Belue
Vice President
Operational Administration Manager

J. A. Ferguson
Senior Vice President
York County Regional President

Richard H. Flake
Executive Vice President
Chief Financial Officer

Lisa G. Morris
Vice President
Human Resource Manager

Dwight V. Neese
President
Chief Executive Officer

Caroline T. Thomas
Vice President
Retail Banking and Marketing Manager

Lud W. Vaughn
Senior Vice President
Chief Credit Officer

Wanda J. Wells
Vice President & Corporate Secretary
Shareholder Relations Officer

Gerald B. Wyatt
Vice President
Commercial Relationship Manager

Common Stock Information

Union Financial Bancshares, Inc.'s common stock is quoted on the Nasdaq National Market under the symbol UFBS. As of September 30, 2002, there were 783 shareholders of record and 1,958,069 shares of common stock issued and outstanding. The following table contains the range of high and low bid information of Union Financial's common stock as reported by the Nasdaq Stock Market and per share dividend as declared during each quarter of the last two fiscal years. Share prices and dividends have been adjusted to reflect all stock splits and stock dividends. See Note 16 to the financial statements for information regarding certain limitations imposed on the Bank's ability to pay cash dividends to the holding company.

	High	Low	Dividend
Fiscal 2002			
Fourth Quarter	$13.88	$12.85	$.100
Third Quarter	$14.00	$10.60	$.100
Second Quarter	$11.23	$10.25	$.100
First Quarter	$10.60	$10.00	$.100

	High	Low	Dividend
Fiscal 2001			
Fourth Quarter	$11.46	$ 9.50	$.100
Third Quarter	$ 9.50	$ 9.00	$.100
Second Quarter	$ 9.88	$ 8.00	$.100
First Quarter	$ 9.94	$ 7.94	$.100

Dividend Reinvestment Plan

The Corporation has a dividend reinvestment program that allows shareholders to purchase additional shares with corporate dividends. Details of the program are outlined in the dividend reinvestment prospectus. To receive more information, please contact the Shareholder Relations Officer at the corporate address.

10-KSB Information

A copy of the Form 10-KSB filed with the Securities and Exchange Commission, will be furnished to shareholders, without charge, upon written request to the Corporate Secretary, Union Financial Bancshares, Inc., 203 West Main Street, Union, South Carolina 29379.

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will convene at the Main Street Auditorium of the University of South Carolina, Union Campus, Union, South Carolina on January 29, 2003 at 2:00 p.m.

Additional Information

If you are receiving duplicate mailings of shareholder reports due to multiple accounts, we can consolidate the mailings without affecting your account registration. To do this, or for additional information, contact our Shareholder Relations Officer at the corporate address shown below.

Corporate Offices

203 West Main Street
Union, South Carolina 29379
(888) 427-9002

Transfer Agent

Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(800) 456-0596

Independent Certified Public Accountants

Elliott Davis, LLC
870 South Pleasantburg Drive
Greenville, SC 29607-6286

Special Counsel

Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue, N.W.
Washington, D.C. 20016

General Counsel

Nelson Mullins Riley & Scarborough
104 South Main Street, Suite 900
Greenville, South Carolina 29601

Shareholder Relations Officer

Wanda J. Wells
Union Financial Bancshares, Inc.
203 West Main Street
Union, SC 29379
(864) 429-1861

Website

www.provcombank.com